Exhibit 2.1
EXECUTION COPY

PURCHASE AGREEMENT
BY AND AMONG
KARL J. BREYER, MARSHALL E. EISENBERG AND THOMAS J. PRITZKER
NOT INDIVIDUALLY, BUT SOLELY AS TRUSTEES,
GP INVESTOR, L.L.C.,
REYNOLDS AMERICAN INC.
AND
PINCH ACQUISITION CORPORATION
DATED AS OF April 24, 2006

i

Exhibits and Schedules

Exhibit	A	Asworth Accounting Procedures and Sample Statement of Net Working Capital
Exhibit	B	Escrow Agreement
Exhibit	C	Joinder Agreement

Schedule	1	Trusts
Schedule	2	Preliminary Transactions
Schedule	3	Acquired Companies
Schedule	1.1(i)	Excluded Assets
Schedule	1.1(ii)	Excluded Liabilities
Schedule	1.1(iii)	Knowledge of the Purchaser
Schedule	1.1(iv)	Knowledge of Sellers
Schedule	1.1(v)	Non-Tobacco Employees
Schedule	2.1	Purchase of Shares
Schedule	3.1(j)	Phase I Environmental Site Assessments
Schedule	4.4(a)	Capital Interests of Old Asworth Corporation
Schedule	4.4(b)	Capital Interests of New Asworth Corporation
Schedule	4.5	Acquired Companies
Schedule	4.6	No Violations
Schedule	4.7	Consents and Approvals
Schedule	4.8(b)	Financial Statements
Schedule	4.8(c)	Liabilities
Schedule	4.8(f)	Indebtedness
Schedule	4.9	Absence of Changes
Schedule	4.10(a)	Title to Assets
Schedule	4.10(b)	Leased Real Property

Schedule	4.10(c)	Owned Real Property
Schedule	4.10(e)	Leases, Easements, Contracts and Licenses
Schedule	4.11	Litigation
Schedule	4.12	Permits
Schedule	4.13	Environmental Matters
Schedule	4.15	Scheduled Contracts
Schedule	4.15(a)(xi)	Loans and Advances
Schedule	4.16(a)	Intellectual Property
Schedule	4.16(b)	Licensed Intellectual Property
Schedule	4.17	Tax Matters
Schedule	4.18(a)	Employee Benefit Plans
Schedule	4.18(b)	Noncompliance with Employee Benefit Plans
Schedule	4.18(d)	Benefit Obligations for Employee Benefit Plans
Schedule	4.18(f)	IRS Determination Letters
Schedule	4.18(g)	Multiemployer Plan or “Defined Benefit Plan”
Schedule	4.18(h)	Post-Employment Health or Life Benefits
Schedule	4.18(j)	Retroactive Rate Adjustment
Schedule	4.18(l)	Agreed Upon Employee Plans
Schedule	4.19	Insurance
Schedule	4.20	Related Party Transactions
Schedule	4.23	Customers and Suppliers
Schedule	6.1	Affirmative Pre-Closing Covenants of Sellers
Schedule	6.2	Negative Pre-Closing Covenants of Sellers
Schedule	6.5	Intercompany Accounts
Schedule	7.1(b)	Defined Benefit Pension Plans
Schedule	7.1(d)	Welfare Benefit Plans
Schedule	7.1(f)(i)	Management Incentive Plans
Schedule	7.1(f)(ii)	Sales Incentive Plans
Schedule	7.1(g)	Key Employee Bonus Policy
Schedule	7.1(h)	Post-Retirement Welfare Benefits for Retirees and Beneficiaries
Schedule	7.1(j)	Deferred Compensation Plans
Schedule	7.2(b)	D&O Released Parties
Schedule	10.6	Remainco Covenants

v

PURCHASE AGREEMENT
     THIS PURCHASE AGREEMENT, dated as of April 24, 2006, is made by and among (i) Karl J. Breyer, Marshall E. Eisenberg and Thomas J. Pritzker, not individually, but solely as co-trustees (the “Trust Sellers”) of those certain separate and distinct trusts listed on Schedule 1 (the “Trusts”), (ii) GP Investor, L.L.C., a Delaware limited liability company (the “LLC Seller” and, together with the Trust Sellers, “Sellers”), (iii) solely for the purposes of Sections 7.1, 7.2, and 7.9, Reynolds American Inc., a North Carolina corporation (“Parent”), and (iv) Pinch Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (the “Purchaser”). Parent and the Purchaser, on the one hand, and Sellers collectively (together with Remainco (as defined below) from and after the Closing, where the context would so require), on the other hand, are each referred to herein as a “Party” and collectively as the “Parties.” Certain capitalized terms used herein are defined in Article I below.
     WHEREAS, Sellers together own 100% of the outstanding Capital Interests of Asworth Corporation, a Nevada corporation (“Old Asworth”);
     WHEREAS, a new Delaware corporation will be formed immediately prior to the Closing Date (“New Asworth”);
     WHEREAS, New Asworth shall be the sole owner of a Delaware limited liability company to be formed prior to the Closing Date (“Remainco”);
     WHEREAS, Sellers intend to cause Old Asworth, New Asworth and Remainco to engage in certain transactions set forth on Schedule 2 (the “Preliminary Transactions”) pursuant to which, among other things, (i) Old Asworth shall merge with and into Remainco, with Remainco surviving the merger (the “Merger”), (ii) all of the outstanding Capital Interests of Old Asworth shall be converted in the Merger into the right to receive Capital Interests of New Asworth (all Capital Interests of New Asworth, the “Shares”), (iii) Remainco shall transfer or cause to be transferred all of the Capital Interests in the entities listed on Schedule 3 (the “Acquired Companies”) to New Asworth, and (iv) New Asworth shall distribute all of the Capital Interests in Remainco to Sellers;
     WHEREAS, upon consummation of the Preliminary Transactions, New Asworth shall own, directly or indirectly, all of the

Capital Interests in the Acquired Companies, which, in turn, own all of the entities and assets related to the Business and are responsible for all of the Liabilities primarily related to the Business;
     WHEREAS, upon consummation of the Preliminary Transactions, Remainco (directly and through certain of its subsidiaries) shall own and be responsible for the various businesses and investments, and shall be subject to certain Liabilities, related to the Non-Tobacco Business; and
     WHEREAS, the Purchaser desires, following the effectuation of the Preliminary Transactions, to acquire from Sellers, and Sellers desire to sell to the Purchaser, all of the Shares.
     NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, and covenants contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby covenant and agree as follows:
ARTICLE I — DEFINITIONS
     Section 1.1 Definitions. When used in this Agreement, the following terms have the meanings set forth below:
     “Affiliate” or “Affiliates” of any particular Person means any other Person or Persons controlling, controlled by, or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract, or otherwise.
     “Agreement” means this Purchase Agreement, including all Exhibits and Schedules hereto, as amended from time to time in accordance with its terms.
     “Applicable Law” means any applicable decree, final determination, injunction, judgment, law, order, ordinance, regulation, rule, statute, or writ of any Governmental Authority.
     “Asworth Accounting Procedures” means the accounting procedures used in preparing the sample statement of Net Working Capital, which are described on Exhibit A hereto.
     “Business” means the business, as conducted by the Acquired Companies and their respective predecessor entities, if any, of researching, developing, manufacturing, selling, advertising, distributing and marketing smokeless tobacco products.
     “Business Day” means any day other than a Saturday or a Sunday or a day on which banks located in New York, New York generally are authorized or required by Applicable Law to close.
     “Capital Interests” means (i) in the case of a corporation, any and all shares (however designated) of capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated), (iii) in the case of a partnership or limited liability company, any and all partnership interests (whether general or limited) or limited liability company, membership or other interests, (iv) in any case, any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, or to vote in the election of directors or other matters, and (v) in any case, any right to acquire by whatever means any of the foregoing; provided, however, that “Capital Interests” shall not include any right to receive a share of the profits of an Acquired Company pursuant to a Plan.
     “Cash” means cash, cash equivalents or any credit balance in any Deposit Account.
     “Code” means the Internal Revenue Code of 1986, as amended, and the regulations and interpretations thereunder.
     “Company” means Old Asworth prior to consummation of the Preliminary Transactions and New Asworth thereafter.
     “Confidentiality Agreement” means that certain Confidentiality Agreement, dated November 23, 2005, between Old Asworth and an Affiliate of the Purchaser.
     “Consent” means any consent, approval, license, permit, waiver, order or authorization of, or registration, declaration or filing with, any Person, including any Governmental Consent.
     “Contract” means any written or oral contract, commitment, agreement, arrangement (excluding any regulatory tariff), note, bond, mortgage, lease or other agreement legally binding on any Party.
     “Deposit Account” means a demand, time, savings, passbook or like account, including deposits and other intracompany accounts with related Persons, with a bank, savings and loan association, credit union or like organization, other than an account evidenced by a negotiable certificate of deposit.
     “Environmental Claim” means any written claim, action, demand, investigation or notice by any Person alleging Liability (including, without limitation, Liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, remedial actions or activities or penalties) arising out of, based on or resulting from (i) the presence, Release or threatened Release of any Hazardous Substances at any location, whether or not owned or operated by the Company or the Acquired Companies, or (ii) any Environmental and Safety Requirements; provided, however, that any product Liability arising from the research, development, manufacture, sale, advertising, distribution, consuming, marketing or use of smokeless tobacco products shall not be deemed to be an Environmental Claim.
     “Environmental and Safety Requirements” means all Applicable Laws relating to pollution or protection of human health or the environment, in each case enacted and in force at the date of this Agreement, applicable to the current or former operations of the Company or the Acquired Companies, including, without limitation, laws relating to Releases or threatened Releases of Hazardous Substances or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances; provided, however, that any applicable product Liability laws governing the research, development, manufacture, sale, advertising, distribution, consuming, marketing or use of smokeless tobacco products shall not be deemed to be an Environmental and Safety Requirement.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations and interpretations issued thereunder.
     “ERISA Affiliate” means each corporation, trade or business which is treated as a single employer with the Company and the Acquired Companies under Sections 414(b), 414(c) and 414(m) of the Code.
     “Escrow Agent” means an escrow agent to be jointly selected by Sellers and the Purchaser.

     “Escrow Agreement” means that certain Escrow Agreement, by and among the Purchaser, Sellers and the Escrow Agent, to be entered into in connection with the Closing, substantially in the form of Exhibit B attached hereto.
     “Escrow Amount” means $150,000,000, which will be held in a separate account pursuant to the terms of the Escrow Agreement.
     “Excluded Assets” means all assets to be held by Remainco and its subsidiaries after consummation of the Preliminary Transactions not primarily used or held for use in the Business, including (i) the Capital Interests of D Training, L.P., H Investments, LLC, D Aviation Services, LLC, Investors Forum I, LP and HTF LLC and all of the assets, property, rights and interests of such Persons, (ii) all Cash of the Company and its subsidiaries, including any Cash used as collateral for letters of credit, except to the extent taken into account in the determination of Net Working Capital pursuant to Section 7.7, (iii) all original books and records of Remainco, D Training, L.P., H Investments, LLC, D Aviation Services, LLC, Investors Forum I, LP and HTF LLC and copies of any books and records that relate to the operation of the Business or are necessary for the preparation of Tax Returns of the Business, the Company or the Acquired Companies after the Closing, (iv) all refunds of Taxes to which Sellers are entitled under Section 9.4 whether before, on or after the Closing, (v) all accounts receivable, notes receivable or similar claims or rights (whether or not billed or accrued) of the Non-Tobacco Business, (vi) all current and prior insurance policies to the extent such policies cover the Non-Tobacco Business, and all insurance proceeds arising out of or related to any damage, destruction or loss of any property or asset used to the extent such property or asset is used in the Non-Tobacco Business or to the extent otherwise related to any Excluded Liability or Excluded Asset, and the rights to assert claims with respect to any such insurance proceeds, (vii) all composite Taxes payable by Sellers to the Company for any Pre-Closing Tax Periods, and (viii) the assets of New Asworth and the Acquired Companies set forth on Schedule 1.1(i) (but only to the extent the Excluded Assets do not relate to the Business).
     “Excluded Liabilities” means all Liabilities which arise, whether before, on or after the Closing, out of or in connection with the Non-Tobacco Business or the consummation of the Preliminary Transactions (but only to the extent they do not relate to the Business and only to the extent not taken into account in the determination of Net Working Capital pursuant to Section 7.7), including, (i) any Liabilities for Taxes for Pre-Closing Tax Periods, (ii) any Liabilities under Environmental and Safety Requirements not primarily related to the Business, including, without limitation, any such Liabilities related to leasing or operation of any business or facility at Love Field in Texas, operations at Phoenix-Goodyear Airport, and any arrangement for the disposal of Hazardous Substances from the operations at Love Field to the Compass Industries Superfund Site, Tulsa County, Tulsa, Oklahoma, (iii) any Liabilities under ERISA to the extent that such Liabilities relate to Non-Tobacco Employees, (iv) any Liabilities under the Promissory Note, dated December 10, 2001, issued by Old Asworth to the Federal Deposit Insurance Corporation, (v) any Liabilities to former shareholders of Dalfort Corporation with respect to any outstanding share certificates thereof not previously redeemed and (vi) any Liabilities of New Asworth and the Acquired Companies set forth on Schedule 1.1(ii).
     “GAAP” means generally accepted accounting principles of the United States, consistently applied.
     “Governmental Authority” means any federal, state or local administrative agency, or any court of competent jurisdiction, department, political subdivision or other governmental authority or instrumentality, in each case, whether domestic or foreign.
     “Governmental Consent” means any consent, approval, license, permit, waiver, order or authorization of, or registration, declaration or filing with, any Governmental Authority.
     “Hazardous Substances” means any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or by-products, asbestos, polychlorinated biphenyls (or PCBs), noise or radiation, in each case, defined, listed, or regulated as hazardous or toxic under any Environmental and Safety Requirements; provided, however, that smokeless tobacco products shall not be deemed to be Hazardous Substances.
     “Indebtedness” means, with respect to the Company and the Acquired Companies, as of the Closing Date, without duplication, (i) all indebtedness for borrowed money to third parties, including, without limitation, all obligations evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (ii) all purchase money indebtedness, including, without limitation, the principal portion of all obligations under capital leases, (iii) all guaranty obligations of any of the Company or the Acquired

Companies with respect to the indebtedness of any other Person for borrowed money to third parties, including, without limitation, the indebtedness for borrowed money of any of the Company or the Acquired Companies, (iv) all obligations issued or assumed as the deferred purchase price of property purchased by the Company or any Acquired Company that should appear as liabilities on a balance sheet prepared in accordance with GAAP (other than trade payables and other similar obligations incurred in the Ordinary Course of Business), (v) the principal balance outstanding under any synthetic lease, tax retention operating lease or similar off-balance sheet financing where such transaction is considered borrowed money indebtedness for tax purposes but is classified as an operating lease in accordance with GAAP, (vi) all obligations in respect of interest rate protection agreements, foreign currency exchange agreements, commodity purchase agreements or other similar exchange, swap or hedging agreements, and (vii) the maximum amount of any standby letters of credit or acceptances issued or created for the account of the Company or any Acquired Company, including, in each case, the current maturities thereof and any and all interest accrued but unpaid as of the Closing Date.
     “IRS” means the United States Internal Revenue Service.
     “Knowledge of the Purchaser” and terms of similar import mean the actual knowledge of the persons identified on Schedule 1.1(iii), after making a reasonable inquiry.
     “Knowledge of Sellers” and terms of similar import mean the actual knowledge of the persons identified on Schedule 1.1(iv), after making a reasonable inquiry.
     “Leased Real Property” means all land, building, fixtures or other real property used in the Business subject to a leasehold, subleasehold, license, concession or other real property right or interest under a Real Property Lease.
     “Liability” or “Liabilities” means any direct or indirect Indebtedness, liability, commitment or other obligation, whether fixed or unfixed, known or unknown, asserted or unasserted, secured or unsecured, matured or unmatured, accrued, incurred, absolute, contingent or otherwise.
     “Liens” means any mortgage, pledge, security interest, encumbrance, claim, lien (including any lien for Taxes other than Taxes not yet due and payable or being disputed in good faith), or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof).
     “Loss” or “Losses” means, with respect to any Person, any Liability, demand, claim, action, cause of action, cost, damage, deficiency, Tax, penalty, fine or other loss or expense, whether or not arising out of a Third Party Claim, including, without limitation, all interest, penalties, reasonable attorneys’ fees and expenses and reasonable amounts paid or incurred in connection with any action, demand, Proceeding, investigation or claim, including, without limitation, any amounts paid in settlement thereof, against or affecting such Person.
     “Material Adverse Effect” means any material adverse effect on the assets, condition (financial or otherwise) or operations of the Business; provided, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or shall be, a Material Adverse Effect: (i) any effect resulting from compliance with the terms and conditions of this Agreement or the transactions contemplated hereby; (ii) any effect (including any response or reaction of any competitor of the Business) related to the announcement or pendency of the transactions contemplated by this Agreement; (iii) any effect that results from events, circumstances or situations affecting the tobacco industry and/or the smokeless tobacco segment thereof or the United States economy generally; (iv) any effect that results from events, circumstances or situations affecting general worldwide economic or capital market conditions; (v) any product Liability arising from the research, development, manufacture, sale, advertising, distribution, consuming, marketing or use of smokeless tobacco products generally; (vi) any effect of any proposed or actual institution of any new or interpretation of any existing Applicable Laws affecting the Business or the tobacco industry generally; and (vii) any effect of any proposed or actual increase of any Taxes upon the Company and/or any Acquired Company or upon any of the products or assets of the Business resulting from changes in Tax laws or as a result of the termination of the S Election with respect to Post-Closing Tax Periods.
     “Net Working Capital” means the net working capital of the Business determined in accordance with the sample statement of net working capital, which is as of the date thereof, and prepared in a manner consistent with, the Asworth Accounting Procedures and which sample statement of net working capital is attached hereto as Exhibit A.

     “Non-Tobacco Business” means the businesses, operations, assets, investments and Liabilities of Remainco and its subsidiaries after giving effect to the Preliminary Transactions(comprised of the Excluded Assets and the Excluded Liabilities).
     “Non-Tobacco Employees” means those employees of New Asworth and its subsidiaries set forth on Schedule 1.1(v).
     “Ordinary Course of Business” means an action taken by a Person if: (i) such action is consistent with the past practices of such Person (or Persons performing similar functions) and is taken in the ordinary course of the normal day-to-day operations of such Person; and/or (ii) such action is similar in nature to actions customarily taken in the ordinary course of the normal day-to-day operations of other Persons that are in a similar line of business.
     “PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.
     “Permits” means all permits, licenses, franchises, certificates, approvals, and other authorizations issued by any Governmental Authority.
     “Permitted Liens” means (i) real estate Taxes, assessments and other governmental fees or other charges not yet due and payable or being disputed in good faith as of the Closing Date; (ii) mechanics and similar statutory Liens arising or incurred in the Ordinary Course of Business for amounts which are not delinquent or which are being disputed in good faith; (iii) zoning, entitlement, building and other land use and similar laws or regulations imposed by any Governmental Authority having jurisdiction over such parcel which are not violated by the current use and operation thereof; (iv) easements, covenants, conditions, restrictions and other similar matters of record which would not materially impair the use or occupancy of such parcel in the operation of the Business; v) statutory landlord Liens and other Liens of lessors under the Real Property Leases; and (vi) any Liens that would not reasonably be expected to result in a Material Adverse Effect.
     “Person” means and includes an individual, a partnership, a joint venture, a limited liability company, a corporation, a trust, an unincorporated organization, a group, or a government or other department or agency thereof, or any other entity.

     “Post-Closing Tax Period” means any Tax Period beginning on or after the Closing Date and that portion of any Straddle Period beginning on or after the Closing Date.
     “Pre-Closing Tax Period” means any Tax Period ending prior to the Closing Date and that portion of any Straddle Period ending prior to the Closing Date.
     “Proprietary Rights” means any and all of the following in any jurisdiction throughout the world: (i) patents, patent applications, patent disclosures, and any reissues, continuations, continuations-in-part, divisions, extensions or reexaminations thereof, (ii) trademarks, service marks, trade names, logos, and corporate names and registrations and applications for registration thereof, (iii) internet domain names, (iv) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof, (v) mask works and registrations and applications for registration thereof, (vi) computer software (including source code and executable code), data, databases, and documentation thereof, (vii) trade secrets and other confidential information, including ideas, list of ingredients, formulas, recipes, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, if any, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans, and customer and supplier lists and information, and (viii) other intellectual property rights.
     “QSSS Company” individually, or “QSSS Companies” collectively, means HTF LLC; Conwood LLC; Conwood Company, L.P.; Conwood Sales Co., L.P.; and/or H Investments LLC.
     “Real Property Leases” means all leases, subleases, licenses, concessions and other agreements (whether written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, together with all security deposits thereunder, relating to the use and occupancy by one or more of the Company and/or any Acquired Company in the Business of any real property or interests therein (including all buildings and fixtures).
     “Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching, exhausting or migration on or into the environment or into, on, under or from any property.

     “Remedial Action” means (a) action to clean up soil, surface water, groundwater, pollution or sediments in response to a Release or threatened Release of Hazardous Substances, including associated action taken to investigate, monitor, assess and evaluate the extent and severity of any such Release; post-remediation monitoring of any such Release; and preparation of all reports, studies, analyses or other documents relating to the above and (b) any judicial, administrative or other Proceeding relating to any of the above, including the negotiation and execution of judicial or administrative consent decrees; responding to governmental information requests; or defending claims brought by any governmental authority or any other Person, whether such claims are equitable or legal in nature, relating to the cleanup of soil, surface water, groundwater or sediments in response to a Release of Hazardous Substances and associated actions.
     “S Corporation” means, with respect to any Tax Period, a corporation for which an S Election is in effect for that Tax Period.
     “S Election” means the election to be treated as a small business corporation under Section 1361 and Section 1362 of the Code.
     “Shareholder” means each of the LLC Seller and the Trusts, and “Shareholders” means all of them collectively.
     “Straddle Period” means any Tax Period commencing prior to the Closing Date and ending after the Closing Date.
     “Tax” or “Taxes” means any federal, state, local or foreign taxes, unclaimed property remittances, assessments, duties, fees, levies, or other governmental charges including, without limitation, taxes based on or measured by value, worth, capital, income, receipts, profits, sales or other business activity, or a tax imposed in lieu thereof, including withholding of any of the foregoing and collection of sales taxes, and including any interest, penalty, or addition to any of the foregoing, whether disputed or not.
     “Tax Asset” means any net operating loss, net capital loss, investment tax credit, tax basis in any asset, foreign tax credit, charitable deduction or any other credit or tax attribute of the Business that could be carried forward or back to reduce Taxes, including, without limitation, deductions and credits relating to alternative minimum Taxes.

     “Tax Period” means any period prescribed by any Tax authority for which a Tax Return is required to be filed or a Tax is required to be paid.
     “Tax Return” means returns, declarations, reports, claims for refund, information returns, remittances or elections (including any related or supporting forms, schedules, statements or information) filed or required to be filed in connection with the determination, assessment, or collection of Taxes of the Company and/or its direct or indirect subsidiaries, including without limitation any Acquired Company, or the administration of any Applicable Laws relating to any Taxes, whether in paper or electronic format.
     “Transaction Documents” means this Agreement, the Escrow Agreement and any other certificates, agreements, and other documents and instruments required to be delivered hereunder or thereunder.
     Section 1.2 Cross Reference. The following terms are defined in the following Sections of this Agreement:

Term	Section

Acquired Companies	Recitals
Applied For and Registered Intellectual Property	4.16(a)
Audited Financial Statements	4.8(a)(i)
Benefit Protection Period	7.1(b)
Budget	4.9(a)
Claims Notice	10.3
Closing	2.3(a)
Closing Date	2.3(a)
Commitment Letter	5.7
Company Employees	7.1(a)
Conwood Companies	4.8(a)(i)
Debt Financing	5.7
Disclosure Schedules	Article IV
D&O Indemnitees	7.2(a)
D&O Indemnitors	7.2(a)
D&O Released Parties	7.2(b)
Employee Benefits Liability	4.18(o)
Extended Survival Period	10.1(b)
Financial Statements	4.8(a)(ii)
General Survival Period	10.1(c)
HSR Act	3.1(c)
Improvements	4.10(h)
Indemnified Party	10.3

Term	Section

Indemnifying Party	10.3
Latest Balance Sheet	4.8(a)(i)
Letter Ruling	3.1(k)
Licensed Intellectual Property	4.16(b)
LLC Seller	Introduction
Merger	Recitals
MSA	Article IV
New Asworth	Recitals
Non-Competition Area	7.6(a)(i)
Old Asworth	Recitals
Outside Date	8.1(b)
Owned Real Property	4.10(c)
Parent	Introduction
Party/Parties	Introduction
Per Diem Taxes	9.4(c)(i)
Plans	4.18(a)
Preliminary Transactions	Recitals
Proceeding	4.11(a)
Purchase Price	2.1
Purchaser	Introduction
Purchaser Indemnitees	10.2(a)
Purchaser Taxes	9.4(a)
Releasing Parties	7.2(b)
Remainco	Recitals
Retirees	7.1(h)
Scheduled Consents	4.7
Scheduled Contracts	4.15(a)
Seller Indemnitees	10.2(c)
Seller Retiree Welfare Benefits	7.1(h)
Sellers	Introduction
Severance Plans	7.1(e)
Shares	Recitals
Survival Period	10.1(c)
Survival Periods	10.1(c)
Tax Claim	9.5(a)
Third Party Claim	10.4(a)
Third Party Claimant	10.4(a)
Threshold	10.2(d)
Transfer Taxes	9.7
Trusts	Introduction
Unaudited Financial Statements	4.8(a)(ii)

ARTICLE II — THE CLOSING TRANSACTIONS
     Section 2.1 Purchase of Shares. On the basis of the representations, warranties, covenants and agreements herein, and subject to the satisfaction or waiver of the conditions set forth herein and the terms hereof, at the Closing, the Purchaser shall purchase from Sellers, and Sellers shall sell and transfer to the Purchaser, the Shares set forth opposite each Shareholder’s name on Schedule 2.1, free and clear of any Liens. The aggregate purchase price equal to $3,500,000,000.00 (Three billion, five hundred million dollars)(the “Purchase Price”)is payable by the Purchaser at the Closing, which Purchase Price shall be allocated and payable to the Shareholders in the individual amounts set forth on Schedule 2.1, subject to any amount to be delivered to the Escrow Agent in accordance with the terms of the Escrow Agreement. Notwithstanding anything in this Agreement to the contrary, prior to the Closing, Sellers shall cooperate with and agree to any reasonable changes requested by the Purchaser regarding the structure of the transaction as set forth in this Section 2.1 (such cooperation shall include entering into appropriate amendments to this Agreement) in order to enable the Purchaser to effect the acquisition of the Shares by having a subsidiary of the Purchaser merge with and into New Asworth; provided that (i) such changes do not adversely impact Sellers or Remainco; (ii) the Purchaser shall not be relieved of any of its obligations hereunder and (iii) the Purchaser shall guarantee (in form and substance reasonably acceptable to Sellers) performance of the obligations of the party to be merged with and into New Asworth.
     Section 2.2 Preliminary Transactions. Notwithstanding anything in this Agreement to the contrary, at least one Business Day prior to the Closing Date, Sellers shall cause the consummation of the Preliminary Transactions, including the distribution of all of the Cash of the Company and its Affiliates in accordance with Schedule 2 in a manner consistent with the closing of the S Corporation Tax Period one day prior to the Closing Date and in accordance with the closing of the books, as required by Treasury Regulation §§ 1.1502-76(b)(1)(ii)(A)(2) and 1.1502-76(b)(2)(v). After the Closing, the Purchaser shall (or shall cause New Asworth or the Acquired Companies to) promptly transfer or deliver to the Shareholders or their designee(s) any cash or other property that the Purchaser, New Asworth or any Acquired Company may receive that constitutes an Excluded Asset (to the extent not previously transferred in the Preliminary Transactions) reduced by any additional Taxes incurred by New Asworth or any Acquired Company resulting from the receipt and/or transfer of such Excluded Assets.
     Section 2.3 Closing Transactions.
a.	Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, commencing at 10:00 a.m. on the third Business Day following the satisfaction or waiver of all conditions to the obligations of the applicable Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself), or at such other place or time or on such other date as may be mutually agreed in writing by the Purchaser and the Trust Sellers. The date and time of the Closing are herein referred to as the “Closing Date.”

b.	Closing Transactions. At the Closing:
i.	Sellers shall deliver to the Purchaser, free and clear of any Liens, certificates representing the Shares, duly endorsed in blank or accompanied by stock powers, duly executed in blank, and bearing or accompanied by all requisite stock transfer stamps;

ii.	the Purchaser shall pay an aggregate amount equal to the Purchase Price, less the Escrow Amount, in cash in the amounts set forth opposite each Shareholder’s name on Schedule 2.1 by wire transfer of immediately available funds to such bank account(s) as Sellers shall designate in writing at least five (5) Business Days prior to the Closing Date;

iii.	the Purchaser shall deliver to the Escrow Agent the Escrow Amount, in cash by wire transfer of immediately available funds to the account designated by the Escrow Agent, to be held and disbursed in accordance with the Escrow Agreement; and

iv.	each Party shall deliver the certificates and other documents and instruments required to be delivered by or on behalf of such Party under Article III.
ARTICLE III — CONDITIONS TO CLOSING
     Section 3.1 Conditions to the Purchaser’s Obligations. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:
a.	The representations and warranties set forth in Article IV shall be true and correct at and as of the Closing Date as though then made (other than such representations and warranties that specifically relate to a specific date, which need only be true and correct as of such date), without giving effect to any schedule updates thereto pursuant to Section 7.3, except in all cases where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect”) would not reasonably be expected to have a Material Adverse Effect;

b.	Sellers shall have performed and complied in all material respects with all of the covenants and agreements required to be performed by them under this Agreement on or before the Closing;

c.	All Governmental Consents that are required for the consummation of the transactions contemplated hereby shall have been duly sought and obtained (and, without limiting the generality of the foregoing, all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or otherwise been terminated);

d.	There shall be no Applicable Law or final, nonappealable order of any Governmental Authority or arbitral body of competent jurisdiction that is in effect that prohibits the consummation of any of the transactions contemplated hereby;

e.	Except as otherwise specified in writing by the Purchaser to Sellers prior to the Closing Date, all of the directors and officers of New Asworth and each Acquired Company shall have resigned from such positions and such resignations shall be effective as of the Closing Date;

f.	On or before the Closing Date, Sellers shall have delivered to the Purchaser all of the following:
i.	a certificate from the Trust Sellers, on behalf of the Sellers, in a form reasonably satisfactory to the Purchaser, dated the Closing Date, stating that the conditions specified in Sections 3.1(a), (b) and (g) have been satisfied;

ii.	a copy of the resolutions or other evidence of action of Sellers approving the transactions contemplated by this Agreement to be performed by Sellers;

iii.	all minute books, stock books, ledgers and registers, corporate seals and other corporate records relating to the organization, ownership and maintenance of New Asworth and each Acquired Company;

iv.	copies of the Governmental Consents described in Section 3.1(c) to the extent applicable to New Asworth, any Acquired Company and/or the Business;

v.	copies of the resignations described in Section 3.1(f);

vi.	such other documents or instruments as the Purchaser may reasonably request to effect the transactions contemplated hereby; and

vii.	releases of the Purchaser, in a form reasonably acceptable to Sellers and the Purchaser, executed by each Seller;
g.	The Preliminary Transactions, as described on Schedule 2, shall have been effected in all material respects in accordance with Section 2.2;

h.	Sellers and the Escrow Agent shall have entered into and delivered to the Purchaser the Escrow Agreement;

i.	Remainco shall have entered into a joinder agreement, in substantially the form attached as Exhibit C hereto, pursuant to which Remainco shall agree to become a party to this Agreement for the purposes set forth in Articles IX and X hereof;

j.	The Purchaser (at the Purchaser’s sole cost) shall have received Phase I and, to the extent applicable, Phase II Environmental Site Assessments for each location identified on Schedule 3.1(j), performed in accordance with the provisions of Section 6.4. Such Phase I and Phase II Environmental Site Assessments shall be reasonably satisfactory to the Purchaser. For purposes of this Section 3.1(j), the Phase I and Phase II Environmental Site Assessments shall be deemed “reasonably satisfactory” to the Purchaser unless they identify Recognized Environmental Conditions (as defined in the ASTM standard specified in Section 6.4): (i) constituting, or reasonably likely, individually or in the aggregate, to result in, a Material Adverse Effect, or (ii) that constitute current or former hazardous waste (as defined by the Resource Conservation and Recovery Act, as amended, 42 U.S.C., § 6901 et seq.) disposal sites or pesticide (as defined by the Federal Insecticide, Fungicide and Rodenticide Act, as amended, 7 U.S.C., § 136 et seq.) formulation, blending, mixing, storing or manufacturing operations that are reasonably likely, individually or in the aggregate, under subparagraph (a) of the definition of Remedial Action, to have a Remedial Action cost in excess of $10 million, as reasonably estimated by the Purchaser’s consultants who performed the Phase I and II work, taking into consideration the qualifications and limitations set forth in Section 10.2(k); provided, however, the Purchaser will waive the condition in this Section 3.1(j)(ii) upon Sellers’ adjustment of the Purchase Price in an appropriate amount based on the good faith estimate by the Purchaser’s consultants, after discussion with Sellers, of the reasonable cost of the Remedial Action; and

k.	Old Asworth shall have received a letter ruling (the “Letter Ruling”) from the IRS, in form and substance reasonably satisfactory to the Purchaser, granting the rulings requested in Old Asworth’s ruling request dated March 31, 2006.
Any condition specified in this Section 3.1 may be waived by the Purchaser in its sole discretion.

     Section 3.2 Conditions to Sellers’ Obligations. The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:
a.	The representations and warranties set forth in Article V shall be true and correct in all material respects (except that the representations and warranties which are qualified as to “materiality” shall be true and correct) at and as of the Closing Date as though then made (other than such representations and warranties that specifically relate to a specific date, which need only be true and correct in all material respects as of such date);

b.	The Purchaser shall have performed and complied in all material respects with all of the covenants and agreements required to be performed by it under this Agreement on or before the Closing;

c.	All Governmental Consents that are required for the consummation of the transactions contemplated hereby shall have been duly sought and obtained (and, without limiting the generality of the foregoing, all applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated);

d.	There shall be no Applicable Law or final, nonappealable order of any Governmental Authority or arbitral body of competent jurisdiction that is in effect that prohibits the consummation of any of the transactions contemplated hereby;

e.	On or before the Closing Date, the Purchaser shall have delivered to the Trust Sellers, on behalf of the Sellers, all of the following:
i.	a certificate from the Purchaser in a form reasonably satisfactory to the Trust Sellers, on behalf of the Sellers, dated the Closing Date, stating that the conditions specified in Sections 3.2(a) and (b) have been satisfied;

ii.	a copy of the resolutions of the board of directors, board of managers or other governing body, as applicable, of the Purchaser approving the transactions contemplated by this Agreement to be performed by the Purchaser;

iii.	copies of the Governmental Consents described in Section 3.2(c) to the extent applicable to the Purchaser; and

iv.	such other documents or instruments as Sellers may reasonably request to effect the transactions contemplated hereby;
f.	The Purchaser and the Escrow Agent shall have entered into and delivered to Sellers the Escrow Agreement; and

g.	Old Asworth shall have received a Letter Ruling from the IRS, in form and substance reasonably satisfactory to Sellers, granting the rulings requested in Old Asworth’s ruling request dated March 31, 2006.
Any condition specified in this Section 3.2 may be waived by Sellers in their sole discretion.
ARTICLE IV — REPRESENTATIONS AND WARRANTIES OF SELLERS
     Sellers, jointly and severally, represent and warrant to the Purchaser that the statements contained in this Article IV are true and correct as of the date hereof, except as set forth in the schedules provided by Sellers to the Purchaser on the date hereof (the “Disclosure Schedules”). As respects this Agreement, the disclosure in any section or subsection of the Disclosure Schedules shall qualify other sections and subsections of this Article IV as to which its relevance is reasonably apparent. The inclusion of any information in the Disclosure Schedules (as the same may be modified as herein provided) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information (i) is required by the terms hereof to be disclosed, (ii) is material to the Company, any Acquired Company and/or the Business, (iii) has resulted in or would result in a Material Adverse Effect, or (iv) is outside the Ordinary Course of Business. Notwithstanding anything to the contrary in this Agreement, and for the avoidance of doubt, the Purchaser acknowledges and agrees that Sellers are not making any representations or warranties in this Agreement with respect to (a) the existence of any product Liability arising from the research, development, manufacture, sale, advertising, distribution, consuming, marketing or use of smokeless tobacco products generally or (b)

that certain Master Settlement Agreement, dated as of November 23, 1998, among the 46 states and five United States territories listed on the signature pages thereto, the District of Columbia, Philip Morris Incorporated, R.J. Reynolds Tobacco Company, Brown & Williamson Tobacco Corporation and Lorillard Tobacco Company, as amended, supplemented or replaced (the “MSA”).
     Section 4.1 Ownership of Shares. Sellers at the Closing will be the owners, of record (in the case of the Trust Sellers, in their capacity as trustees of the Trusts) of all of the Shares, free and clear of any Liens. Assuming the Purchaser has the requisite power and authority to be the lawful owner of the Shares, upon payment of the Purchase Price pursuant to Section 2.1, at the Closing, Sellers will transfer title to all of the Shares to the Purchaser free and clear of any Liens.
     Section 4.2 Authority and Binding Effect. Sellers have all requisite trust or limited liability company, as the case may be, power and authority to execute and deliver this Agreement and the other Transaction Documents to be executed and delivered by, or on behalf of, Sellers, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Transaction Documents have been duly and validly authorized by all necessary trust or limited liability company, as the case may be, action on the part of Sellers and no additional authorization on the part of Sellers is necessary in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents. This Agreement has been duly executed and delivered by Sellers and this Agreement is (and the other Transaction Documents when executed and delivered will be) a legal, valid and binding obligation of Sellers enforceable against Sellers in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.
     Section 4.3 Organization of the Company.
a.	As of the date hereof, Old Asworth is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to own its properties and through the Acquired Companies to carry on the Business as it is now being conducted, and Old Asworth is duly licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the Business or ownership of its properties makes such qualification necessary, except where the failure to have such power or authority, to be in good standing or to be duly qualified to transact business would not reasonably be expected to have a Material Adverse Effect. Sellers have made available to the Purchaser correct and complete copies of Old Asworth’s articles of incorporation and by-laws, which documents reflect all amendments made thereto at any time on or prior to the date hereof. As of the date hereof, Old Asworth is not in default under or in violation of any provision of its certificate of incorporation or by-laws.

b.	As of immediately following consummation of the Preliminary Transactions and as of the Closing Date, New Asworth shall be a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and shall have all requisite corporate power and authority to own its properties and through the Acquired Companies to carry on the Business as it is now being conducted, and New Asworth shall be duly licensed or qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the nature of the Business or ownership of its properties makes such qualification necessary, except where the failure to have such power or authority, to be in good standing or to be duly qualified to transact business would not reasonably be expected to have a Material Adverse Effect. As of the Closing Date and as of immediately following consummation of the Preliminary Transactions, New Asworth shall not be in default under or in violation of any provision of its certificate of incorporation or by-laws. New Asworth will be formed by Sellers solely for the purpose of engaging in the transactions contemplated hereby. As of immediately following consummation of the Preliminary Transactions and as of the Closing Date, except as contemplated hereby, the capital stock of New Asworth will be owned 100% by Sellers.
     Section 4.4 Capitalization; Ownership of Company Shares.
a.	The authorized and issued Capital Interests of Old Asworth as of the date hereof are set forth on Schedule 4.4(a). As of the date hereof, all of the issued and outstanding Capital Interests of Old Asworth have been duly authorized, validly issued and are fully paid, nonassessable and free of preemptive rights.

b.	The authorized and issued Capital Interests of New Asworth as of the Closing and as of immediately following consummation of the Preliminary Transactions shall be as set forth on Schedule 4.4(b). At the Closing, the Shares will constitute all of the issued and outstanding Capital Interests of New Asworth. At the Closing, all of the issued and outstanding Shares shall have been duly authorized, validly issued and shall be fully paid, nonassessable and free of preemptive rights. Except for this Agreement and the transactions contemplated hereby, at the Closing, there will be no outstanding options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require New Asworth to issue, sell, or otherwise cause to become outstanding any Capital Interests of New Asworth. At the Closing, there will be no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to New Asworth.
     Section 4.5 Acquired Companies. Schedule 4.5 sets forth a true and complete list of each of the Acquired Companies, including the jurisdiction of formation of each Acquired Company, any jurisdictions in which each Acquired Company is qualified to do business as a foreign entity, and the authorized (if applicable) and issued and outstanding Capital Interests of each Acquired Company. Each Acquired Company (a) is either a corporation duly incorporated or a limited liability company or partnership duly organized, and is validly existing under the laws of its jurisdiction of formation, as the case may be, (b) has all necessary corporate, limited liability company or partnership power and authority to own the properties now owned by it and to carry on the Business as currently conducted by it, and (c) is duly qualified to do business and is in good standing in each jurisdiction where the nature of the Business or ownership of its properties makes such qualification necessary, except where the failure to have such power or authority, to be in good standing or to be duly qualified to transact business, would not reasonably be expected to have a Material Adverse Effect. All of the outstanding Capital Interests of each Acquired Company are duly and validly issued and are owned as set forth on Schedule 4.5, free and clear of any Liens (other than as identified on Schedule 4.5) and, if applicable, are fully paid and nonassessable. Except as set forth on Schedule 4.5, there are no outstanding options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require any Acquired Company to issue, sell, or otherwise cause to become outstanding any Capital Interests. Except as set forth on Schedule 4.5, there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to any Acquired Company. New Asworth and the Acquired Companies will not at the Closing and immediately following the effectuation of the Preliminary Transactions own or have any right or obligation to purchase or otherwise acquire, directly or indirectly, any Capital Interest in any Person other than the Acquired Companies.
     Section 4.6 No Violations. Except as set forth on Schedule 4.6, and subject to obtaining the Scheduled Consents, the execution and delivery of this Agreement and the other Transaction Documents by Sellers and the performance and consummation of the transactions contemplated hereby and thereby by Sellers do not and will not (a) conflict with or violate any provision of the organizational documents of the Shareholders, New Asworth or any Acquired Company, (b) conflict with, or result in the breach of, or constitute a violation of or default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of the Shareholders, New Asworth or any Acquired Company or the Business under, any Scheduled Contract or the loss of any benefit to which New Asworth or any Acquired Company is entitled under any Scheduled Contract, (c) violate or result in a breach of or constitute a default under any Applicable Law to which the Sellers, New Asworth, any Acquired Company or the operation of the Business is subject, or (d) result in, or require, the creation or imposition of any Lien of any nature upon or with respect to any of the property or other assets now or hereafter owned by New Asworth or any of the Acquired Companies, except, in the cases of clauses (b), (c), and (d), for any conflict, breach, default, termination, cancellation, acceleration, loss of benefit, violation or creation of a Lien, which would not reasonably be expected to have a Material Adverse Effect.
     Section 4.7 Consents and Approvals. Except for any Governmental Consent required under the HSR Act and for Consents set forth on Schedule 4.7 (the “Scheduled Consents”), no Consent is required to be obtained by Sellers, the Company or any Acquired Company in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents by Sellers or the consummation of the transactions contemplated hereby and thereby by Sellers, except for any Consent the failure to seek or obtain would not reasonably be expected to have a Material Adverse Effect.
     Section 4.8 Financial Statements; Books and Records.
a.	Sellers have made available to the Purchaser:
i.	the audited combined balance sheets of Conwood Company, L.P., Conwood Sales Company, L.P., Rosswil, LLC and Scott Tobacco, LLC (collectively, the “Conwood Companies”) as of December 31, 2005, 2004 and 2003, and the related combined statements of income, stockholders’ equity and cash flows for the years then ended (collectively, the “Audited Financial Statements”). The audited combined balance sheet of the Conwood Companies as of December 31, 2005 shall be referred to as the “Latest Balance Sheet”; and

ii.	the unaudited combined balance sheets of the Conwood Companies as of March 31, 2006, and the related combined statements of income, stockholders’ equity and cash flows for the three-month period then ended (collectively, the “Unaudited Financial Statements”). The Unaudited Financial Statements and the Audited Financial Statements are collectively referred to herein as the “Financial Statements.”
b.	Except as set forth on Schedule 4.8(b), each Financial Statement has been prepared in accordance with GAAP consistently applied throughout the periods covered by such Financial Statement(except for any changes in application set forth in the notes to any such Financial Statement), and presents fairly, in all material respects, the consolidated or combined financial position of the subject company or companies as of such dates and the results of operations and cash flows for the respective periods then ended, as applicable, subject to, in the case of the Unaudited Financial Statements, the absence of notes and schedules and normal year end adjustments.

c.	Except for the Excluded Liabilities, New Asworth and the Acquired Companies do not have any Liabilities required by GAAP to be reflected on a balance sheet except: (i) Liabilities reflected or reserved against on the Latest Balance Sheet; (ii) Liabilities which have arisen after the date of the Latest Balance Sheet in the Ordinary Course of Business or otherwise incurred in connection with the transactions contemplated by this Agreement; (iii) Liabilities disclosed as such elsewhere in this Agreement or the Disclosure Schedules and/or Exhibits hereto (including on Schedule 4.8(c)); and (iv) Liabilities that would not reasonably be expected to have a Material Adverse Effect. As of immediately following consummation of the Preliminary Transactions and as of the Closing Date, except for obligations or Liabilities incurred in connection with its formation and the transactions contemplated thereby and hereby, including without limitation, the Preliminary Transactions, New Asworth will not have incurred, directly or indirectly through any Affiliate, any obligations or Liabilities or engaged in any business or activities of any type or kinds whatsoever or entered into any arrangements with any Person. Sellers will take all action necessary to ensure that New Asworth does not at any time prior to the Closing Date own any asset other than the Capital Interests in (i) the Acquired Companies that were transferred to New Asworth in connection with consummation of the Preliminary Transactions or (ii) Remainco.

d.	Except as disclosed therein, the Financial Statements have been prepared from the books, records and accounts of the Company and each Acquired Company. The books, records and accounts of the Company and each Acquired Company (i) have been maintained in accordance with reasonable business practices, and (ii) fairly reflect in all material respects the transactions related to the assets and properties of the Company and each Acquired Company.

e.	The Company and each Acquired Company have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary (x) to permit preparation of financial statements in accordance with GAAP or any other criteria applicable prior to the Closing Date to such statements and (y) to maintain accountability for assets; and (iii) the amount recorded for assets on the Company’s and each Acquired Company’s books and records is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. To the Knowledge of Sellers, during the past three (3) years, there has not been any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s or any Acquired Company’s internal controls.

f.	As of the Closing Date, neither the Company nor any Acquired Company will have any Indebtedness other than as set forth on Schedule 4.8(f).
     Section 4.9 Absence of Changes. Except for the effectuation of the Preliminary Transactions in the manner set forth in Section 2.2 and on Schedule 2, and except as disclosed on Schedule 4.9, between the date of the Latest Balance Sheet and the date hereof, the Acquired Companies have conducted the Business only in the Ordinary Course of Business, and during such period there has not been any event or occurrence in the Business that would reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, except for the effectuation of the Preliminary Transactions in the manner set forth on Schedule 2 and except as disclosed on Schedule 4.9, between the date of the Latest Balance Sheet and the date hereof, other than in the Ordinary Course of Business, no Acquired Company has (except with regard to Excluded Assets or Excluded Liabilities):
a.	commenced or entered into arrangements for capital expenditures in excess of $1,000,000 individually, or $5,000,000 in the aggregate, that were not in the budget of the Business previously made available to the Purchaser (the “Budget”);

b.	disposed of any capital assets that had a book value or fair market value in excess of $1,000,000 individually, or $5,000,000 in the aggregate, or incurred, created or assumed any Lien on any capital asset(s) with a book value or fair market value in excess of $1,000,000 individually, or $5,000,000 in the aggregate, other than Permitted Liens;

c.	entered into any Contract (other than raw material, supply or procurement Contracts entered into in the Ordinary Course of Business) that involves the payment of in excess of $1,000,000 per year, or $5,000,000 over the life of the contract, or incurred or guaranteed any Indebtedness in excess of $1,000,000;

d.	increased the salary, wage, compensation and benefits, commission, bonus or other direct or indirect remuneration payable to, or other compensation of, any employees, officers or directors of the Company or any Acquired Company or entered into any Contract in respect of any such increase (except for increases as may be required by (i) written agreements existing and in effect on the date hereof, copies of which have been made available to Purchaser, (ii) Applicable Law or (iii) salary or wage increases granted in the Ordinary Course of Business), amended, adopted or terminated any material employment agreement, retention agreement, severance agreement or similar agreement or any Plan, entered into any collective bargaining agreement covering the Company or any Acquired Company’s employees or granted any equity or equity-based awards or any severance or termination pay to any current or former directors, officers or employees;

e.	amended in any material respect any Scheduled Contract that would materially and adversely affect the use and enjoyment thereof by the Purchaser, terminated any Scheduled Contract other than pursuant to its terms or defaulted in the performance of any covenant or obligation thereunder which default was not cured within any applicable grace period;

f.	made any material change in any accounting principle, practice, policy or method, other than as required by GAAP or any Applicable Law;

g.	merged with or into or consolidated with any other Person or acquired any business or assets (other than inventory) of any other Person;

h.	amended its articles of incorporation, by-laws or similar organizational documents;

i.	purchased or entered into any other agreement or obligation to purchase any Capital Interests in any Person;

j.	issued or sold any Capital Interests;

k.	made any material elections with respect to Taxes of the Business (other than with respect to an Excluded Asset or Excluded Liability), or entered into any settlement or compromise regarding any material Tax Liability or refund of the Business (other than with respect to an Excluded Asset or Excluded Liability), or taken any other action with respect to Taxes that would reasonably be expected to have a Material Adverse Effect;

l.	experienced any damage, destruction or other casualty loss (whether or not covered by insurance) materially affecting the Business;

m.	made any payments of cash or property to or on behalf of any officer, employee or director of the Company or any of the Acquired Companies or any of their respective Affiliates or family members other than salary and expense reimbursements reflected in the Financial Statements or made since the date of the Latest Balance Sheet in the Ordinary Course of Business;

n.	compromised, paid, settled, discharged, released, waived or satisfied any material claim, Liability, obligation or Proceeding, except for such of the foregoing not in excess of $500,000 in the aggregate;

o.	waived or relinquished any material rights, claims or authority, or given any material consents to action or inaction, under any Scheduled Contract;

p.	made any material changes to its practices relating to the collection of accounts receivable, acquisition or disposition of inventory or payment of accounts payable; or

q.	agreed or committed to do any of the foregoing.

     Section 4.10 Title to Assets; Real Property and Related Matters.
a.	Except as set forth on Schedule 4.10(a) or for any exceptions which would not reasonably be expected to have a Material Adverse Effect, the Company and the Acquired Companies have good and valid title to, or a valid right to use, the assets of the Business to be acquired pursuant to this Agreement, free and clear of all Liens other than Permitted Liens.

b.	Schedule 4.10(b) lists all Leased Real Property. The Company or an Acquired Company holds good and valid leasehold title to the Leased Real Property, in each case, in accordance with the provisions of the applicable Real Property Lease and free and clear of all Liens, except for Permitted Liens. Other than such exceptions as would not reasonably be expected to have a Material Adverse Effect, and except as set forth on Schedule 4.10(b): (i) all of the Real Property Leases to which the Company and/or any Acquired Company is a party are in full force and effect and grant the leasehold estates or rights of occupancy or use they purport to grant; (ii) to the Knowledge of Sellers, the occupancy by the Company or an Acquired Company under each Real Property Lease is in compliance with all Applicable Laws relating to such occupancy; and (iii) to the Knowledge of Sellers, there are no pending or threatened condemnation or other Proceedings with respect to the Leased Real Property. Except as identified on Schedule 4.10(b) or for such occurrences or defaults that would not reasonably be expected to have a Material Adverse Effect, there are no existing defaults on the part of the Company or any Acquired Company or, to the Knowledge of Sellers, any other party under any Real Property Lease, and no event has occurred which, with notice, lapse of time or both, would constitute a default on the part of the Company or any Acquired Company or, to the Knowledge of Sellers, any other party under any Real Property Lease. Neither the Company nor any Acquired Company has sublet, assigned, licensed or otherwise conveyed any rights in the material Leased Real Property to any other Person.

c.	Schedule 4.10(c) lists all real property (other than Excluded Assets) owned by the Company or any Acquired Company (the “Owned Real Property”). Either the

Company or an Acquired Company holds good and valid title to the Owned Real Property free and clear of all Liens, except for Permitted Liens. There are no leases, subleases, licenses, concessions, or other agreements granting to any third party or parties the right of use or occupancy of any portion of the Owned Real Property. There are no outstanding options, contracts to sell, transfer or otherwise dispose of, rights of first refusal or other agreements to purchase the Owned Real Property, or any portion thereof or interest therein. To the Knowledge of Sellers, the Owned Real Property and all buildings and structures located thereon and the conduct of the Business presently conducted at the Owned Real Property are in compliance with, and the use thereof in the manner in which currently used is not adversely affected by, any Applicable Law and no notifications alleging any such violation have been received, other than such non-compliance, violations or circumstances which would not be reasonably expected to have a Material Adverse Effect. To the Knowledge of Sellers, there are no condemnation or other similar Proceedings pending or threatened with respect to the Owned Real Property.

d.	The assets of the Business listed on the Latest Balance Sheet and otherwise owned or leased by the Company or any Acquired Company and those acquired thereafter are sufficient in all material respects to operate the Business in the manner heretofore operated. Since December 31, 2005, no asset, other than cash, that is necessary for the operation of the Business in the Ordinary Course of Business, or for any planned expansion or projected growth of the Business, was transferred out of the Company or any Acquired Company except for the Excluded Assets and otherwise in connection with the Preliminary Transactions.

e.	The operation of the Business in the Ordinary Course of Business as is now conducted is not dependent upon the right to use the property of Persons other than the Company or any Acquired Company except such property as is leased, covered by an easement, license or other contract or agreement for the use thereof, which leases, easements, contracts, agreements and licenses, to the extent material, are listed on Schedule 4.10(e).

f.	All tangible personal property of the Company and each of the Acquired Companies is usable, subject to normal wear and tear, except for such personal property the failure to be in such condition would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

g.	None of the Acquired Companies is conducting or has conducted or engaged in any business other than the Business. None of the Company or any of its subsidiaries or Affiliates other than the Acquired Companies is or was engaged in the business of researching, developing, manufacturing, selling, distributing, advertising and marketing smokeless tobacco products. None of Sellers, the Company or any of its or their subsidiaries or Affiliates other than the Acquired Companies owns or has rights to use the assets or properties necessary for the operation of the Business in the Ordinary Course of Business.

h.	To the Knowledge of Sellers, all material buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Owned Real Property identified on Schedule 4.10(c) (the “Improvements”) are sufficient for the operation of the Business as currently conducted. To the Knowledge of Sellers, there are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     Section 4.11 Litigation.
a.	Except as set forth on Schedule 4.11 and except for matters that are the subject of the representations or warranties in Sections 4.10, 4.13, 4.16, 4.17, 4.18 and 4.22, as of the date hereof, to the Knowledge of Sellers, there is no action, claim, suit, arbitration or legal, administrative or other proceeding (a “Proceeding”) pending or threatened, whether by or before any Governmental Authority, against Sellers, the Company and/or any Acquired Company other than any Proceeding (i) related to the Non-Tobacco Business, an Excluded Asset or an Excluded Liability; or (ii) that would not reasonably be expected to have a Material Adverse Effect.

b.	To the Knowledge of the Sellers, the Company and the Acquired Companies, and the assets, business or property of each, are not subject to any judgment, order, decree or settlement made or entered into in respect of any lawsuit or Proceeding which would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
     Section 4.12 Compliance With Law; Permits. Except for matters that are the subject of the representations or warranties in Sections 4.10, 4.13, 4.16, 4.17, 4.18 and 4.22, the conduct of the Business has been and is in compliance with all Applicable Laws, except for such failures to comply that would not reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect and except for Permits relating to matters that are the subject of the representations or warranties in Sections 4.10, 4.13, 4.16, 4.17, 4.18 and 4.22, each of the Company and each Acquired Company holds, owns or possesses all Permits, required to conduct the Business as currently conducted, which Permits are valid and in full force and effect and, to the Knowledge of Sellers, no threat has been made to revoke or fail to renew any such Permit. Schedule 4.12 sets forth a list of all material Permits reasonably necessary to conduct the Business as currently conducted. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and each of the Acquired Companies is in compliance with its obligations under such Permits.
     Section 4.13 Environmental Matters. Except as set forth on Schedule 4.13 and except for Excluded Liabilities:
a.	Each of the Company and each of the Acquired Companies has (i) complied with, and is in compliance in all material respects with, all applicable Environmental and Safety Requirements and (ii) obtained and complied with and currently possesses and is in compliance in all respects with all Permits which are required under all applicable Environmental and Safety Requirements for the current operation of the Business, in each case except for such noncompliance that would not reasonably be expected to have a Material Adverse Effect.

b.	Neither the Company nor the Acquired Companies, is subject to any pending Environmental Claim and to the Knowledge of Sellers, no such Environmental Claim is threatened against the Company or any Acquired Company.

c.	There are no past or present actions, activities, circumstances, conditions, events or incidents, including the Release or threatened Release of any Hazardous Substances, that would reasonably be expected to form the basis of any Environmental Claim against the Company or any Acquired Company, or against any Person or entity whose Liability for any Environmental Claim the Company or any Acquired Company has retained or assumed either contractually or by operation of Applicable Law, except for such Environmental Claim that would not reasonably be expected to have a Material Adverse Effect.

d.	To the Knowledge of Sellers, Sellers have delivered or otherwise made available for inspection to Purchaser true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring possessed or initiated by or for the benefit of Sellers or their Affiliates, the Company or any Acquired Company pertaining to Hazardous Substances in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any Acquired Company, or regarding the Company’s or any Acquired Company’s compliance with applicable Environmental and Safety Requirements.
i.	Except as set forth in this Section 4.13, no representations or warranties are being made with respect to environmental matters.
     Section 4.14 Brokers and Finders. Other than The Pritzker Organization, LLC, whose fees shall be paid by Sellers, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of, or is entitled to any fee or commission from Sellers, the Company and/or any Acquired Company in connection with the transactions contemplated by this Agreement.
     Section 4.15 Contracts.
a.	Except for (i) Contracts relating to the Preliminary Transactions, (ii) Contracts that are Excluded Assets or Excluded Liabilities and (iii) Contracts set forth on Schedule 4.15, true and complete copies of which have been made available to Purchaser, (the “Scheduled Contracts”), neither the Company nor any Acquired Company is a party to:
i.	any Contract (other than any raw material, supply or procurement Contract entered into in the Ordinary Course of Business) that involves the purchase or sale of goods or services with a value, or involving payments by or to the Company or any Acquired Company, of more than $1,000,000 per year and that is not terminable by the Company or an Acquired Company upon less than twelve (12) months’ notice;

ii.	any employment or consulting agreement having a remaining term of at least one (1) year and requiring payments of base salary in excess of $100,000 per year or aggregate payments under any such agreement in excess of $100,000;

iii.	any stock option, equity based, share purchase, profit sharing, deferred compensation, bonus or other incentive compensation Contract or plan;

iv.	any note, mortgage, indenture or other obligation or agreement or other instrument for or relating to indebtedness for borrowed money (including capitalized lease obligations), or any guarantee of third party obligations, of more than $1,000,000 in the aggregate, but excluding intercompany indebtedness solely between or among the Company and one or more of the Acquired Companies;

v.	any collective bargaining agreement with any labor unions or associations representing employees of the Company or any Acquired Company;

vi.	any Real Property Lease, lease of personal property or license or other agreement granting a right to use any such property as lessee having a remaining term of at least one (1) year and with an annual base rental obligation of more than $1,000,000 or a total remaining rental obligation of more than $1,000,000;

vii.	any agreement pursuant to which the Company or any Acquired Company has licensed as licensee third party software material to the Business, except for widely available third party software which is of an “off-the-shelf” nature and not modified or customized;

viii.	any material license, assignment, transfer or similar Contract pursuant to which any third party has rights to use or own any material Applied for and Registered Intellectual Property or material Proprietary Rights of the Company or any Acquired Company;

ix.	other than the organizational documents of the Acquired Companies, any limited liability company, joint venture or partnership agreement;

x.	any agreement limiting the freedom of the Company or any Acquired Company from engaging in any line of business in any geographic area or to compete with any Person;

xi.	except as set forth on Schedule 4.15(a)(xi), any agreement which provides for an outstanding loan or advance (excluding advances for travel and entertainment expenses made in accordance with customary policies for such advances), in any amount in excess of $100,000 and to any shareholder, director, member of the board of managers, or officer or employee of the Company, any Acquired Company or any trustee, beneficiary, or Affiliate of any Seller;

xii.	any agreement with any Seller or any Affiliate of any Seller which is not an Acquired Company;

xiii.	any agreement with suppliers (including raw material, supply and procurement Contracts entered into in the Ordinary Course of Business), or any distribution or sale contract, which involves payments in excess of $1,000,000 per year and which is not terminable by the Company or an Acquired Company party thereto upon less than twelve (12) months’ notice;

xiv.	any requirements or “take or pay” contracts;

xv.	any agreement for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $1,000,000; or

xvi.	any agreement relating to cleanup, abatement, monitoring or other actions in connection with any Liability related to Environmental and Safety Requirements which requires aggregate future payments in excess of $1,000,000.
b.	Except as set forth on Schedule 4.15, and except as would not reasonably be expected to have a Material Adverse Effect: (i) all of the Scheduled Contracts are in full force and effect and constitute legal and binding obligations of the Company or an Acquired Company party thereto, as the case may be, and (ii) neither the Company nor any Acquired Company party thereto nor, to the Knowledge of Sellers, any other party is in breach of or default under, and, to the Knowledge of Sellers, no event has occurred which with notice or lapse of time, or both, would become a breach of or default under, any Scheduled Contract.
     Section 4.16 Intellectual Property.
a.	Schedule 4.16(a) lists all Proprietary Rights that are applied for and registered trademarks, service marks, copyrights and domain names owned and/or used with respect to the Business (collectively, the “Applied For and Registered Intellectual Property”), including, where applicable, an indication of each jurisdiction in the world in which there is a registration or application for registration thereof and all the respective registration and application numbers and dates of filing and/or issuance. Except as set forth on Schedule 4.16(a), (i) the Company and/or any Acquired Company owns and possesses all right, title and interest in and to, or as of the Closing, will own and possess all right, title and interest in and to, free and clear of all Liens, except for Permitted Liens, all the Applied For and Registered Intellectual Property used with respect to the Business, (ii) the Company and/or any Acquired Company has the exclusive right to use the Applied For and Registered Intellectual Property used with respect to the Business, and (iii) the consummation of the transactions contemplated hereby will not conflict with, alter or impair any Applied For and Registered Intellectual Property rights in any material respect.

The Company and/or the Acquired Companies have taken all necessary action to maintain and protect the Applied For and Registered Intellectual Property that is material to the Business so as to not adversely affect the validity or enforceability of such intellectual property. To the Knowledge of Sellers, there are no claims or proceedings pending or threatened against the Company and/or any Acquired Company by any person or entity with respect to the ownership, validity, enforceability, or use of any Applied For and Registered Intellectual Property owned or otherwise used in the Business. Except as set forth on Schedule 4.16(a), no notice of infringement or any cease and desist order has been received by the Company and/or any Acquired Company. To the Knowledge of Sellers, the Company and/or any Acquired Company have not infringed and/or misappropriated any intellectual property rights or other property rights of any person. To the Knowledge of Sellers, there is no infringement, misappropriation or conflict that will occur as a result of the continued operation of the Business by the Purchaser.

b.	Schedule 4.16(b) sets forth a true and complete list of Proprietary Rights licensed to the Company or any Acquired Company and necessary for, and material to, the conduct of the Business (the “Licensed Intellectual Property”). Except as set forth on Schedule 4.16(b),(i) the Company and/or any Acquired Company holds a good and valid license with respect to each of the Licensed Intellectual Property, free and clear of all Liens, except for Permitted Liens, (ii) to the Knowledge of Sellers, there are no claims pending or threatened against the Company and/or any Acquired Company by any person or entity with respect to the Company’s and/or any Acquired Company’s use or continued use of any of the Licensed Intellectual Property and (iii) the consummation of the transactions contemplated hereby will not conflict with, alter or impair any such rights in the Licensed Intellectual Property in any material respect.

c.	The Company and the Acquired Companies have taken all commercially reasonable actions to protect their trade secrets.

d.	Except with respect to this Section 4.16, no representations or warranties are being made with respect to intellectual property.

     Section 4.17 Tax Matters. Except as set forth on Schedule 4.17:
a.	The Company has been a validly electing S Corporation within the meaning of Code Sections 1361 and 1362 at all times on and after January 1, 2002, and the Company will be an S Corporation up to and including the day prior to the Closing Date in accordance with Treasury Regulation § 1.1502-76(b)(1)(ii)(A)(2); and the QSSS Companies have been valid Qualified Subchapter S Subsidiaries under the Code at all times on and after January 1, 2002 and will continue to be valid Qualified Subchapter S Subsidiaries under the Code up to and including the day prior to the Closing Date in accordance with Treasury Regulation § 1.1502-76(b)(1)(ii)(A)(2);

b.	In states that require separate state-level elections to be treated as an S Corporation and Qualified Subchapter S Subsidiary, as those terms are used for federal tax purposes, the Company, the QSSS Companies and the Shareholders have made all necessary separate state-level elections validly and timely under applicable state law, and those separate state-level elections will be valid under applicable state law up to and including the day prior to the Closing Date;

c.	The Company has satisfied (or will satisfy when due) any Taxes pursuant to Code Sections 1374 or 1375 that arose from the effective date of its S Election on January 1, 2002 through the Closing Date;

d.	The Company and the Acquired Companies have filed with the appropriate Governmental Authorities all Tax Returns required to be filed by them through the date hereof, all such Tax Returns are true and correct in all material respects. All Taxes shown as due on such Tax Returns have been paid, and all such Tax Returns and Taxes that are due between the date hereof and the Closing Date will be filed and paid. Neither the Company nor any Acquired Company has requested any extension of time within which to file any such Tax Returns which is currently in effect. Sellers have made available to the Purchaser copies of all Income Tax Returns of Old Asworth and each of the Acquired Companies for all “open” Tax Periods for which Tax Returns were required to be filed;

e.	All Taxes that any of the Company or any Acquired Company has been required to collect or withhold have been duly collected or withheld and to the extent required when due, have been or will be duly paid to the proper Governmental Authority, and all registrations required to be made for Tax purposes by the Company and the Acquired Companies have been made;

f.	There are no Liens for Taxes (other than for current Taxes not yet due and payable or being disputed in good faith) upon the assets of the Company or any Acquired Company;

g.	There is no dispute, audit, investigation, Proceeding or claim concerning any Liability for Taxes of the Company or any Acquired Company pending or, being conducted or, to the Knowledge of Sellers, threatened by a Governmental Authority;

h.	None of the Company, its Affiliates, or the Shareholders has waived any statute of limitations in respect of the Company’s or any Acquired Companies’ Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Neither the Company, any Acquired Company, nor any of their respective shareholders has executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force. No closing agreements, private letter rulings, technical advice memoranda or other agreements or rulings relating to Taxes has been entered into or issued by any Governmental Authority with or in respect of the Company or any Acquired Company that impacts in any way an “open” Tax Period or any Post-Closing Tax Period;

i.	All statutes of limitation for the assessment of additional Taxes for the Company and each of the Acquired Companies are closed with respect to Taxes relating to Tax Returns for Tax Periods ending on or prior to December 31, 2001;

j.	After December 31, 2001, neither the Company nor any Acquired Company is required or has been required to make any adjustment pursuant to Code Section 481(a) (or any predecessor provision) or any similar provision of state, local or foreign Tax law that impacts in any way an “open” Tax Period or any Post-

Closing Tax Period by reason of any change in any accounting methods, or will be required to make such an adjustment as a result of the Preliminary Transactions, and there is no application pending with any Governmental Authority requesting permission for any changes in any of its accounting methods for Tax purposes. To the Knowledge of Sellers, no Governmental Authority has proposed any such adjustment or change in accounting method;

k.	Neither the Company nor any Acquired Company is a party to or bound by any binding Tax sharing, Tax indemnity or Tax allocation agreement or other similar arrangement with any Person other than any such agreement or arrangement by or between the Company and the Acquired Companies or by or between the Acquired Companies. Any such obligations, if in existence, and any agreements pursuant to which the Company is obligated to file or is liable in connection with Tax Returns that include any Liabilities of Sellers will be terminated prior to the Closing Date and, on or after the Closing Date, the Company and the Acquired Companies shall not be bound by any such obligation or have any Liability thereunder; and

l.	From January 1, 2000 through the Closing Date, Rosswil LLC, Scott Tobacco LLC, Conwood-1 LLC, and Conwood-2 LLC, have been and will be properly classified as “eligible entities” that are “disregarded entities” for federal tax purposes within the meaning of Treasury Regulation § 301.7701-3. From January 1, 2000 through the Closing Date, neither the Company nor any of its Affiliates has made or will make an election under Treasury Regulation § 301.7701-3 to treat Rosswil LLC, Scott Tobacco LLC, Conwood-1 LLC or Conwood-2 LLC as an association taxable as a corporation.
     Section 4.18 Employee Benefit Plans.
a.	Schedule 4.18(a) identifies all “employee benefit plans” (as defined in Section 3(3) of ERISA) and any other bonus, deferred or incentive compensation, profit sharing, retirement, stock option, stock purchase or other equity compensation, health, life or other employee insurance, Code Section 125 cafeteria plan or flexible benefit arrangement, sick leave, hospitalization, change in control or severance plan, arrangement, agreement or program, and material fringe benefit plan, arrangement, agreement or program relating to the Business (whether formal or informal, whether funded or unfunded, written, oral, qualified or nonqualified), that (i) benefits a current or former employee, director, leased employee, independent contractor or officer of the Company or any Acquired Company other than a current or former employee, director or officer associated with the Non-Tobacco Business and (ii) is sponsored, maintained or contributed to, or required to be contributed to, by the Company or any Acquired Company and relates to the Business or any ERISA Affiliate (collectively, the “Plans"). Except as set forth on Schedule 4.18(a), Sellers have furnished or made available to the Purchaser, with respect to each such Plan, the following documents as applicable: all relevant plan documents; the most recent summary plan description and any summaries of material modifications thereto; Forms series 5500 as filed with the United States Department of Labor for the two most recent Plan years with any required schedules and audited financial statements, if applicable; all trust agreements; all group annuity contracts and the most recent IRS determination letter (if any) for all plans qualified under Code Section 401(a); and actuarial reports for each Plan for which a report was required or prepared.

b.	Except as set forth on Schedule 4.18(b), each Plan sponsored or maintained by the Company or any Acquired Company has been maintained, operated and administered in all material respects in compliance with its terms and the applicable provisions of ERISA, the Code and all other Applicable Laws. Except for any act or failure to act that would not reasonably be expected to have a Material Adverse Effect, none of the Plans nor any fiduciary of any Plan has (i) engaged in any transaction prohibited by ERISA or the Code or (ii) engaged in any transaction as a result of which the Company or any Acquired Company would be subject to any Liability pursuant to ERISA Sections 502(i) or 502(l) or a tax imposed pursuant to Code Section 4975. With respect to each Plan sponsored or maintained by the Company or any Acquired Company that is a group health plan, the Company or an Acquired Company has complied in all material respects with the continuation coverage requirements of Code Section

4980B and Part 6 of Subtitle B of Title I of ERISA. Except for any act or failure to act that would not reasonably be expected to have a Material Adverse Effect, no fiduciary (within the meaning of Section 3(21) of ERISA) of any Plan has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Plan. Except for any action that would not reasonably be expected to have a Material Adverse Effect, no action has been taken with respect to any Plan to either terminate any Plan or to cause distributions, other than in the Ordinary Course of Business and in accordance with the terms of the Plan, to participants under such Plan. No Proceedings with respect to a Plan (other than routine claims for benefits) are pending, or, to the Knowledge of Sellers, threatened which would reasonably be expected to result in or subject any of the Company or any Acquired Company to any material Liability. There are no audits, investigations, or examinations pending by the IRS, the United States Department of Labor, the PBGC or any other Governmental Authority with respect to any Plan sponsored or maintained by the Company or any Acquired Company and, to the Knowledge of Sellers, no such audit, investigation or examination is threatened.

c.	All contributions (including all employer contributions and employee salary reduction contributions) and other payments required by and due from the Company or any Acquired Company under the terms of each Plan, ERISA or the Code have been made and all contributions for any period ending on or before the Closing Date which are not yet due have been made to each such Plan or properly accrued on the Latest Balance Sheet. All premiums or other payments for all periods ending before the Closing Date that are due on or before such Closing Date from the Company or any Acquired Company have been, or will be, paid with respect to each Plan before the Closing Date.

d.	With respect to each Plan subject to Code Section 412 or ERISA Section 302: (i) such Plan uses a funding method permissible under ERISA and the actuarial assumptions used in connection therewith are reasonable individually and in the aggregate; (ii) no such Plan has incurred an accumulated funding deficiency, whether or not waived; and (iii) except as disclosed on Schedule 4.18(d), as of the last day of the plan year immediately preceding the Closing Date, the fair market value of the assets of such Plan will exceed or equal the “projected benefit obligation” (as defined in Statement of Financial Accounting Standard No. 87).

e.	With respect to each Plan that is subject to Title IV of ERISA, no such Plan has been terminated, no filing of a notice of intent to terminate such Plan has been made, and the PBGC has not initiated any Proceeding to terminate any such Plan. Within the six-year period prior to the Closing Date, no reportable event within the meaning of ERISA Section 4043 has occurred with respect to any Plan.

f.	Except as set forth on Schedule 4.18(f), each Plan which is intended to be qualified under Code Section 401(a) has received from the IRS a favorable determination letter which addresses compliance with the Uruguay Round Agreements Act (GATT), the Uniformed Services Employment and Reemployment Rights Act of 1994 (USERRA), the Small Business Job Protection Act of 1996 (SBJPA) and the Taxpayer Relief Act of 1997. No event has occurred since the date of any such determination (other than the effective date of certain amendments to the Code the remedial amendment period for which has not expired) that would reasonably be expected to result in the revocation of such determination.

g.	Neither the Company nor any Acquired Company currently has any unsatisfied Liability to the PBGC (other than non-delinquent premium payments) or otherwise under Title IV of ERISA. Except as set forth on Schedule 4.18(g), no corporation or other entity which is under common control with the Company or any Acquired Company within the meaning of Section 4001(b)(1) of ERISA maintains, contributes to, or has any Liability under any “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code or any employee benefit plan which is a “defined benefit plan” (as defined in ERISA Section 3(35)) that is subject to Title IV of ERISA, whether or not terminated, which will result in Liability to the Company or any Acquired Company.

h.	Except as required by Applicable Law or as set forth on Schedule 4.18(h), there are no Plans that provide post-employment health or life benefits to current or former Company Employees.

i.	No Plan is, or within the six-year period preceding the Closing, was, funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Plan are or within the six-year period preceding the Closing, have been provided through a voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

j.	With respect to any insurance policy that has provided, or does provide, funding for benefits under any Plan, to the Knowledge of Sellers (i) no insurance company issuing any such policy is in receivership, conservatorship, liquidation or any similar Proceeding and no such Proceedings with respect to any insurer are imminent and (ii) except as set forth on Schedule 4.18(j), there is no material Liability of the Company or any Acquired Company in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent material Liability, nor would there be any such material Liability if such insurance policy was terminated.

k.	The execution, delivery and performance of this Agreement and the Transaction Documents by the Sellers will not (i) constitute a stated triggering event under any arrangement, agreement or program, other than the Conwood Executive Retention Plan and the Conwood Employee Severance Plan (assuming all other plan triggers are met), that will result in any payment (whether of severance pay or otherwise) becoming due from the Company or any Acquired Company to any current or former officer, employee, director or consultant of the Company or any Acquired Company with respect to the Business (or dependents of such Persons) or (ii) accelerate the time of payment or vesting or increase the amount of compensation due to any current or former officer, employee, director or consultant of the Company or any Acquired Company with respect to the Business (or dependents of such Persons).

l.	Except as set forth on Schedule 4.18(l), neither the Company nor any Acquired Company has agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees of the Company or any Acquired Company with respect to the Business other than the Plans, or to make any amendments to any of the Plans.

m.	No Plan, contract, program, fund or arrangement provides for the payment of any retention bonus or severance pay to any employee of the Company or any Acquired Company with respect to the Business on or after the consummation of the transactions contemplated by this Agreement, other than the Conwood Executive Retention Plan and the Conwood Employee Severance Plan.

n.	No Plan provides benefits to any Person who is not a current or former employee of the Company or any Acquired Company with respect to the Business or the dependents or other beneficiaries of any such current or former employee.

o.	No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any Acquired Company with respect to the Business who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Plan currently in effect, would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

p.	There does not exist, nor, to the Knowledge of Sellers, do any circumstances exist that would reasonably be expected to result in, any Employee Benefits Liability that would reasonably be expected to result in a Material Adverse Effect. “Employee Benefits Liability” means any Liability of any ERISA Affiliate under (i) Sections 302, 405 and 409 or Title IV of ERISA, (ii) Sections 412, 4971 and 4975 of the Code, (iii) Part 6 of Subtitle B of Title I of ERISA

and Section 4980B and Sections 9801 et seq. of the Code or (iv) any corresponding or similar provision of any applicable Federal, state, local or non-U.S. laws, rules or regulations.
     Section 4.19 Insurance. The Company and the Acquired Companies maintain policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses, as set forth on Schedule 4.19. No notice of cancellation or threat thereof with respect to any such policy has been received prior to the date hereof, and, within the past three (3) years, no insurer has denied coverage to Sellers, the Company or any Acquired Company on a material insurance policy of any type. All policies described or required to be described on Schedule 4.19 are in full force and effect, and none of the Sellers, the Company or any Acquired Company is in default, whether as to payment of premium or otherwise, in any material respect under the terms of any such policy. Sellers make no representation or warranty that such insurance will be continued or is continuable after the Closing.
     Section 4.20 Transactions with Directors, Officers and Affiliates. Except as set forth on Schedule 4.20, neither New Asworth nor any Acquired Company is a party to any Contract, engaged in any transaction with or otherwise has any Liability to any of the Sellers or the directors, officers, managers or Affiliates of New Asworth, any Acquired Company or any Seller.
     Section 4.21 Inventory. The values at which inventories related to the Business are shown on the Latest Balance Sheet have been determined in accordance with GAAP. The inventories related to the Business (and items of inventory related to the Business acquired or manufactured subsequent to the date of the Latest Balance Sheet) consist only of items of quality, grade, blend and quantity, to the extent applicable, commercially usable and salable in the Ordinary Course of Business, except for any items of obsolete material or material below standard quality, all of which have been written down to realizable market value, or for which adequate reserves have been provided, and the quantities, grade, blend and quality, to the extent applicable, of all inventories are reasonably sufficient to conduct the Business as presently contemplated, including, taking into account any current planned expansion or projected growth of the Business as set forth in the Budget.
     Section 4.22 Labor and Employment. There are no collective bargaining or other labor union agreements to which the Company or any Acquired Company is a party or by which any of them is bound. Since January 1, 2002, neither the Company nor any Acquired Company has encountered any labor union organizing activity or had any actual or, to the Knowledge of Sellers, threatened employee strikes, work stoppages, slowdowns or lockouts. The Company and each Acquired Company (a) is, and since January 1, 2002, has been in compliance with all Applicable Laws relating to employment and employment practices, occupational safety and health standards, terms and conditions of employment and wages and hours, and (b) is not, and since January 1, 2002, has not engaged in any unfair labor practice that would reasonably be expected to have a Material Adverse Effect. During the three years preceding the date of this Agreement, none of the Company nor any Acquired Company has received written notice of any unfair labor practice charge which is pending.
     Section 4.23 Customers and Suppliers. None of the Acquired Companies is involved in any material controversy with any of the material customers or suppliers to the Business. Schedule 4.23 sets forth a true, correct and complete list of the 10 largest customers in terms of sales of the Business during the twelve-month period ended on December 31, 2005, and all suppliers of the Business which, during the 12 months ended on December 31, 2005, individually accounted for $1,000,000 or more of any Acquired Company’s orders for the purchase of raw materials, supplies, equipment or parts.
ARTICLE V — REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Parent and the Purchaser represent and warrant to Sellers that the statements contained in this Article V are true and correct as of the date hereof.
     Section 5.1 Organization. Parent is a duly organized, valid existing corporation and is in good standing under the laws of the State of North Carolina and has all requisite corporate power and authority to own its properties and to carry on its business as it is now being conducted. The Purchaser is a duly organized, validly existing corporation and is in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own its properties and to carry on its business as it is now being conducted. The Purchaser was formed by Parent solely for the purpose of engaging in the transactions contemplated hereby. As of the date hereof and at the Effective Time, all of the capital stock of the Purchaser is and will be owned by Parent.

     Section 5.2 Authority and Binding Effect. Each of Parent and the Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to be executed and delivered by Parent or the Purchaser and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Transaction Documents have been duly and validly authorized by all necessary corporate action on the part of Parent or the Purchaser and no additional authorization on the part of Parent and the Purchaser is necessary in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents. This Agreement has been duly executed and delivered by each of Parent and the Purchaser and this Agreement is (and the other Transaction Documents when executed and delivered by Sellers will be) a legal, valid and binding obligation of each of Parent and the Purchaser enforceable against each of Parent and the Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.
     Section 5.3 No Violations. The execution and delivery of this Agreement and the other Transaction Documents and the performance and consummation of the transactions contemplated hereby and thereby by each of Parent and the Purchaser do not and will not (a) conflict with or violate any provision of the certificate of incorporation, by-laws or other organizational documents of Parent or the Purchaser, (b) conflict with, or result in the breach of, or constitute a violation of or default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Parent or the Purchaser under, any material Contract to which Parent or the Purchaser is party or to which any of its assets is subject, or (c) to the Knowledge of the Purchaser, violate or result in a breach of or constitute a default under any Applicable Law to which Parent or the Purchaser is subject or by which Parent or the Purchaser or any of its assets is bound or affected, except, in the cases of clauses (b) and (c), for any conflict, breach, default, termination, cancellation, acceleration, loss or violation which, individually or in the aggregate, would not materially impair Parent’s or the Purchaser’s ability to perform its obligations hereunder and is not reasonably likely to prohibit or materially delay the performance of this Agreement by Parent or the Purchaser.

     Section 5.4 Consents and Approvals. Except for any Governmental Consent required under the HSR Act, no Consent is required to be obtained by Parent or the Purchaser or any Affiliate of Parent or the Purchaser in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents by Parent or the Purchaser or the consummation of the transactions contemplated hereby and thereby, other than in all cases where the failure to obtain such Consent would not materially impair Parent’s or the Purchaser’s ability to perform its obligations hereunder and is not reasonably likely to prohibit or materially delay the performance of this Agreement by Parent or the Purchaser.
     Section 5.5 Brokers and Finders. Other than Lehman Brothers, whose fees shall be paid by Parent or the Purchaser, there is no investment banker, broker, finder or other intermediary which has been retained by, is authorized to act on behalf of, or is entitled to any fee or commission from Parent or the Purchaser in connection with the transactions contemplated by this Agreement.
     Section 5.6 Absence of Proceedings. There is no Proceeding pending or, to the Knowledge of Purchaser, threatened, whether by or before any Governmental Authority, against Parent or the Purchaser or any Affiliate of Parent or the Purchaser that would reasonably be expected to materially impair Parent’s or the Purchaser’s ability to perform its obligations hereunder or be reasonably likely to prohibit or materially delay the performance of this Agreement by the Purchaser.
     Section 5.7 Capital Resources. The Purchaser at the Closing will have on an unconditional basis cash on hand sufficient to fund the performance of the Purchaser’s obligations hereunder to consummate the transactions contemplated by this Agreement and to satisfy all other costs and expenses of the Purchaser and its Affiliates (including the Company and each Acquired Company after the Closing) arising in connection therewith. Prior to the execution of this Agreement, the Purchaser has delivered to Sellers correct and complete copies of an executed commitment letter (the “Commitment Letter”) from Lehman Brothers Commercial Bank and JPMorgan Chase Bank, N.A. to provide financing in an aggregate amount sufficient to consummate the transactions contemplated by this Agreement (the “Debt Financing”) upon the terms set forth therein. As of the date of this Agreement, the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of the Purchaser and, to the Knowledge of the

Purchaser, the other parties thereto. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Purchaser under the Commitment Letter. As of the date of this Agreement, nothing has caused the Purchaser to believe that it will be unable to satisfy on a timely basis any term or condition of closing required to be satisfied by it contained in the Commitment Letter. The Purchaser has fully paid any and all commitment fees and other fees required by the Commitment Letter to be paid by the Purchaser as of the date of this Agreement.
     Section 5.8 Non-Reliance. The Purchaser acknowledges that the representations and warranties set forth in Article IV, including the related Disclosure Schedules, constitute the sole and exclusive representations and warranties of Sellers to the Purchaser in connection with the transactions contemplated hereby, and the Purchaser acknowledges and agrees that Sellers are not making any representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement, including any implied warranty as to condition, merchantability, or suitability as to any of the assets associated with the Business and it is understood that the Purchaser takes such assets and the assets related thereto as is and where is (subject to the benefit of the representations and warranties set forth in Article IV). The Purchaser further acknowledges and agrees that any estimates, budgets, projections, forecasts or other predictions that may have been provided to the Purchaser or any of its representatives are not representations or warranties of Sellers or guarantees of performance and that actual results may vary substantially from any such estimates, budgets, projections, forecasts or other predictions. The Purchaser further acknowledges and agrees that (a) except and solely to the extent of the representations and warranties in Article IV, Sellers have made no representation or warranty either express or implied as to the accuracy or completeness of any information regarding the Company or any of the Acquired Companies and related to the Business furnished or made available to the Purchaser and/or its representatives, and (b) except with respect to the representations and warranties in Article IV, the Purchaser shall have no claim or right to indemnification pursuant to Articles IX or X with respect to any information, documents or materials furnished by Sellers, any of their Affiliates or any of their respective representatives to the Purchaser, including the Confidential Information Memorandum dated November 2005 or in any management presentation, information memorandum, supplemental information, data rooms or other materials or information furnished in expectation of the transactions contemplated hereby.
ARTICLE VI — COVENANTS BEFORE CLOSING
     Section 6.1 Affirmative Pre-Closing Covenants of Sellers. Except as otherwise contemplated by this Agreement, as set forth on Schedule 6.1 or required to implement the Preliminary Transactions in the manner set forth in Section 2.2 and on Schedule 2, between the date hereof and the Closing, unless the Purchaser otherwise agrees in writing (which agreement shall not be unreasonably withheld or delayed), Sellers shall cause the Company and each Acquired Company to:
a.	conduct the Business only in the Ordinary Course of Business;

b.	keep in full force and effect the organizational existence of the Company and each Acquired Company;

c.	use their commercially reasonable efforts to keep the Business substantially intact, including its present operations, physical facilities and employees and the material relationships of each thereof with lessors, licensors, suppliers, customers, and others having material business relations with each thereof, respectively;

d.	continue all current marketing, research and development activities relating to the Business; and

e.	maintain the financial books, accounts and records of the Company and each Acquired Company consistent with GAAP and the Asworth Accounting Procedures.
     Section 6.2 Negative Pre-Closing Covenants of Sellers. Except as otherwise expressly contemplated by this Agreement, as set forth on Schedule 6.2 or in connection with the Preliminary Transactions, between the date hereof and the Closing, unless the Purchaser otherwise agrees in writing (which agreement shall not be unreasonably withheld or delayed), Sellers shall cause the Company and each Acquired Company not to take any action that would be required to be disclosed on Schedule 4.9 if such action were to occur between the date hereof and the Closing Date.
     Section 6.3 Cooperation; Consents. Sellers and the Purchaser shall do all things reasonably practicable and, except as otherwise provided herein, use commercially reasonable efforts to fulfill the conditions precedent to the other applicable Party’s obligations under this Agreement; provided that Sellers shall not be required to make or cause to be made any payment to any third party to secure any Consents. Without limiting the foregoing, the Parties shall cooperate with, and do all things reasonably requested to assist, one another: (i) in the prompt preparation and filing (which filing shall occur no later than ten (10) days after the date hereof) of any filings required under the HSR Act and by any governmental authority, including in connection with the making of such filings and, upon entering into a joint defense agreement reasonably acceptable to each Party’s counsel, providing copies of all documents to the non-filing Party’s advisors prior to filing and, if requested, accepting all reasonable additions, deletions, or changes suggested in connection therewith; (ii) in determining whether action by or in respect of, or filing with, any governmental authority is required, proper or advisable or any actions, Consents or waivers are required to be obtained from parties to any Contracts, in connection with the transactions contemplated by this Agreement; and (iii) in seeking timely to obtain any such actions, Consents or waivers or to make any such filings. The Parties shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the United States Federal Trade Commission, the United States Department of Justice and any other applicable governmental authority and shall comply promptly with any such inquiry or request and shall promptly provide any supplemental information requested in connection with the filings made hereunder pursuant to the HSR Act or such other Applicable Law. Any such supplemental information shall be in substantial compliance, with the requirements of the HSR Act or such other Applicable Law. Each Party shall use commercially reasonable efforts to obtain expiration or termination of the waiting period under the HSR Act or any clearance required under such other Applicable Law for the consummation of the transactions contemplated by this Agreement; provided that the Purchaser acknowledges and agrees that “commercially reasonable efforts” shall include the sale of assets or divestitures not amounting to a material adverse effect on the business of the Purchaser following the consummation of the transactions contemplated hereby. Filing fees required in connection with any filings under the HSR Act or with any other governmental authority shall be borne by the Purchaser. All other fees, expenses and disbursements incurred in connection with the matters referred to in this Section 6.3 shall be borne by the Purchaser if incurred by or on its behalf and by Sellers if incurred by or on behalf of the Sellers, the Company or any Acquired Company.
     Section 6.4 Access. Subject to the terms of the Confidentiality Agreement, Sellers shall afford the Purchaser reasonable access, at reasonable times during normal business hours, to the personnel, premises, properties, books and records, and other documents and financing, operating and other data of the Company and the Acquired Companies that the Purchaser may reasonably request, including, without limitation, access to the premises and properties for purposes of conducting Phase I Environmental Site Assessments for each location listed on Schedule 3.1(j) performed in a manner consistent with the ASTM standards specified below; provided that the Purchaser shall not engage in any Phase II or invasive environmental testing with respect to any Leased Real Property or Owned Real Property without the prior written consent of Sellers, which consent will not be withheld if the ASTM Phase I Environmental Assessments performed by Purchaser, as referenced above, disclose one or more Recognized Environmental Conditions, as defined in the ASTM Standard Practice for Environmental Site Assessment: Phase I Environmental Site Assessment Process, E 1527-00 that could reasonably be expected to impact the Purchaser’s determination of whether the Phase I and Phase II Environmental Site Assessments are “reasonably satisfactory” as set forth in Section 3.1(j); provided, however, that such consent will not be withheld with respect to the Recognized Environmental Conditions described in Section 3.1(j)(ii). The foregoing shall not require Sellers, the Company or any Acquired Company to permit any inspection, or to disclose any information, that in their reasonable judgment is reasonably likely to (i) result in the waiver of any attorney-client privilege, the disclosure of any trade secrets or the violation of any Applicable Law or (ii) violate any of their obligations owed to any third party with respect to confidentiality if Sellers, the Company or any Acquired Company, as the case may be, shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure. Sellers shall not be required, nor shall Sellers be required to cause the Company or any Acquired Company, to take any action pursuant to this Section 6.4 beyond commercially reasonable efforts or that would unreasonably disrupt their respective normal operations. The confidentiality of all such documents and information furnished in connection with the transactions contemplated by this Agreement shall be governed by the terms of the Confidentiality Agreement. In the event any Phase II or invasive environmental testing is required by this

Section, the Purchaser shall provide Sellers with satisfactory proof of insurance and shall make split samples available to Sellers at Sellers’ discretion.
     Section 6.5 Intercompany Accounts, Affiliate Agreements. Except as set forth on Schedule 6.5, Sellers shall cause the Company and the Acquired Companies to (i) cause all intercompany accounts receivable or payable (whether or not currently due or payable) between (x) the Company and the Acquired Companies, on the one hand, and (y) Sellers or any of their Affiliates (other than the Company and the Acquired Companies), on the other hand, to be settled in full at or prior to the Closing and (ii) otherwise terminate any agreements set forth on Schedule 4.20 or satisfy Liabilities related thereto or arising therefrom.
     Section 6.6 Financing. Sellers, the Company and the Acquired Companies will:
a.	deliver to the Purchaser no later than five (5) Business Days before the Closing Date an audited carve-out combined balance sheet, and the related combined statements of income, stockholders’ equity and cash flows, of the Conwood Companies, together with Conwood-1 LLC, Conwood-2 LLC and Conwood LLC, as of and for the year ended December 31, 2005, prepared in accordance with GAAP; and

b.	use reasonable efforts to cooperate, and will cause their officers, directors, employees, agents and other representatives and advisors to use reasonable efforts to cooperate, with the Purchaser and its financing sources in connection with the arrangement of the Debt Financing as may be reasonably requested by the Purchaser, including (i) participation (upon reasonably advance notice) in meetings, presentations, drafting sessions and due diligence sessions, (ii) furnishing the Purchaser and its financing sources with financial and other pertinent information regarding the Company, the Acquired Companies and the Business in the form reasonably requested by the Purchaser (provided that such information shall be subject to the terms of the Confidentiality Agreement), (iii) assisting the Purchaser and its financing sources in the preparation of an offering document for any debt raised to consummate the Debt Financing as well as in the preparation of materials for road shows and rating agency presentations, (iv) taking commercially reasonable actions to cause their advisors to deliver reliance and/or comfort letters in connection with the Financial Statements, and (v) providing and executing documents as may be reasonably requested by the Purchaser (including any pledge and security documents, other definitive financing documents, and other certificates (including solvency certificates), or documents as may be reasonably or customarily requested by the banks and lenders); provided, however, that nothing herein shall require Sellers, the Company or the Acquired Companies in connection with such Debt Financing to (i) execute any documents that would be effective prior to the Closing or (ii) deliver or cause their attorneys to deliver any legal opinions. Notwithstanding anything in this Agreement to the contrary, failure by Sellers to comply with their obligations under this Section 6.6(b) will under no circumstances be or be deemed to be a breach by Sellers of a covenant hereof or constitute a failure of a condition set forth in Section 3.1.
     Section 6.7 Confidentiality Matters.
a.	Sellers, the Company and the Acquired Companies will and will cause each of their Affiliates, subsidiaries, trustees, officers, directors, employees, agents, advisors and representatives to, request that any Persons who were provided due diligence materials in connection with the sale of the Company and the Acquired Companies before the date of this Agreement promptly return or destroy (and in such case certify the destruction of any materials) in their possession relating to the Business, the Company or any Acquired Company.

b.	Sellers, the Company and the Acquired Companies will not and will cause each of their Affiliates, subsidiaries, trustees, officers, directors, employees, agents, advisors and representatives not to, amend, waive or terminate, or otherwise release any Person from, a standstill, confidentiality or similar agreement relating to the Business, the Company or any Acquired Company.
     Section 6.8 Letter Ruling. Sellers shall use their commercially reasonable efforts to obtain the Letter Ruling. Sellers agree to keep the Purchaser apprised of all matters relating to seeking and obtaining the Letter Ruling.

ARTICLE VII — GENERAL COVENANTS
     Section 7.1 Employee Benefits.
a.	Crediting of Service. Parent agrees that effective as of the Closing Date it will credit the service of each employee of the Company and/or an Acquired Company who is employed in the Business as of the Closing Date (the “Company Employees”) that was recognized by the Company or an Acquired Company (including service with a predecessor employer) under the terms of any Plan, for purposes of determining each Company Employee’s eligibility to participate in and eligibility for benefits (including, without limitation, vesting and eligibility for optional forms of benefits, but specifically excluding the amount of any benefit) consistent with and under the terms and conditions of each of Parent’s or its Affiliate’s benefit plans (whether or not any such plan, program or arrangement is described in ERISA Section 3(3)), to the extent participation in such benefit plans is extended to Company Employees. In addition, Parent agrees to recognize the service of each Company Employee with the Business (with the Company and/or an Acquired Company) that was recognized for such Company Employee by the Company or an Acquired Company (including service with a predecessor employer) under the terms of any vacation or other paid time off policies of the Company or an Acquired Company for purposes of determining the amount of vacation and other paid time off to which such employee will be entitled under Parent’s vacation and other paid time off policy or policies.

b.	Defined Benefit Pension Plans. Parent agrees that, for a period beginning on the Closing Date and ending at the end of the plan year following the plan year in which the Closing occurs (the “Benefit Protection Period”), it shall maintain, or shall cause to be maintained, for the benefit of the Company Employees, the Plans set forth on Schedule 7.1(b).

c.	Defined Contribution Pension Plans. Parent agrees that, for the Benefit Protection Period, it shall provide, or shall cause to be provided, to the Company Employees benefits under a tax-qualified defined contribution pension plan that provides (i) employer contributions and (ii) the opportunity for employee contributions that both are no less favorable to the Company Employees than those provided under the defined contribution pension plan maintained for such Company Employees immediately prior to the Closing Date.

d.	Health and Welfare Benefit Plans. Parent agrees that, for the Benefit Protection Period, it shall provide, or shall cause to be provided, to the Company Employees benefits under one or more employee welfare benefit plans (as defined in ERISA Section 3(1)) that are substantially similar to the benefits provided by the Plans set forth on Schedule 7.1(d), provided, however, that the foregoing shall not prevent Parent or any of its Affiliates from amending or modifying any such benefits to the extent required by Applicable Law or as required by any insurer providing the funding medium for such benefits. Following the Benefit Protection Period, Parent shall not reduce the benefits provided to Company Employees in a manner disproportionate with reductions in coverage made under welfare benefit plans provided to similarly situated employees of Parent.

e.	Severance. Parent shall maintain, or shall cause one of its Affiliates to maintain, sponsorship of the Conwood Executive Retention Plan and the Conwood Employee Severance Plan as those plans shall be adopted by Old Asworth, with the approval of Parent, which approval shall not be unreasonably withheld (the “Severance Plans”). Parent shall provide, or shall cause to be provided, severance benefits to Company Employees in accordance with the terms of such Severance Plans as of the Closing Date so long as the Company Employees are employed by Parent or one of its Affiliates (but not beyond the time period required by the Severance Plans as of the Closing Date). Neither Parent nor any of its Affiliates shall amend or terminate either of the Severance Plans except as provided under the terms of such Severance Plans as of the Closing Date. Any severance costs which arise in connection with the transactions contemplated herein shall be the sole responsibility of Parent.

f.	Management Incentive Plan. Parent shall:
i.	maintain, or shall cause to be maintained, the Management Incentive Plan (as described on

Schedule 7.1(f)(i)) as in effect on the Closing Date through the end of the fiscal year which contains the Closing Date. Parent shall establish, or shall cause to be established, a bonus pool in an amount equal to 5% of the combined pre-tax profit for the fiscal year ending December 31, 2006 of the Acquired Companies (as presently constituted), as determined prior to any reduction due to the formation of this bonus pool and otherwise determined in accordance with GAAP and the practices customarily followed by the Acquired Companies prior to the Closing Date. The entire bonus pool established under the Management Incentive Plan shall be distributed to Company Employees in accordance with the terms of such plan. Except to the extent required to satisfy the requirements of Code Section 409A or any other Applicable Law, no amendment made to the Management Incentive Plan prior to the end of the fiscal year which contains the Closing Date will adversely affect participants of such plan. Any costs which arise in connection with payments made under the Management Incentive Plan after the Closing Date shall be the sole responsibility of Parent; and

ii.	maintain, or shall cause to be maintained, the Sales Incentive Plan (as described on Schedule 7.1(f)(ii)) in place as of the Closing Date through the end of the fiscal year which contains the Closing Date. Parent shall establish, or shall cause to be established, a bonus pool in an amount equal to 1% of the adjusted net income of the Acquired Companies (as presently constituted), as determined prior to any reduction due to the formation of this bonus pool and otherwise determined in accordance with GAAP and the practices customarily followed by the Acquired Companies prior to the Closing Date. The entire bonus pool established under the Sales Incentive Plan shall be distributed to Company Employees in accordance with the terms of such plan. No amendment made to the Sales Incentive Plan prior to the end of the fiscal year which contains the Closing Date will adversely affect participants of such plan. Any costs which arise in connection with payments made under the Sales Incentive Plan after the Closing Date shall be the sole responsibility of Parent.
g.	Key Employee Bonus Policy. Parent shall maintain, or shall cause to be maintained, the Key Employee Bonus Policy (as described on Schedule 7.1(g)) in place as of the Closing Date through the end of the fiscal year which contains the Closing Date. Any costs which arise in connection with the payments made under the Key Employee Bonus Plan after the Closing Date shall be the sole responsibility of Parent.

h.	Post-Retirement Welfare Benefits for Retirees and Beneficiaries. Parent agrees that, for the Benefit Protection Period, it shall provide, or shall cause to be provided, to retirees of the Business (including Company Employees who retired during the Benefit Protection Period) and their beneficiaries (collectively “Retirees”) post-retirement health, life and other welfare benefits that are substantially similar to the benefits provided by the Plans set forth on Schedule 7.1(h); provided, however, that the foregoing shall not prevent Parent or any of its Affiliates from amending or modifying any such benefits to the extent required by Applicable Law or as required by any insurer providing the funding medium for such benefits (such benefits, as they may be so amended or modified, the “Seller Retiree Welfare Benefits”). Following the Benefit Protection Period, Parent shall not reduce the Seller Retiree Welfare Benefits in a manner that is disproportionate with any reductions in coverage provided to similarly situated retirees of Parent under welfare benefit plans.

i.	Coordination of Coverage. With respect to each Company Employee who begins participation in a health plan maintained by Parent or one of its Affiliates during the calendar year in which the Closing Date occurs, Parent shall, or shall cause such Affiliate to, take into account expenses incurred by such Company Employee (during the calendar year in which the Closing Date occurs) under the health plan in which Company Employees are participants for purposes of determining deductibles and out-of-pocket limits under Parent’s or its Affiliate’s health plans for the remainder of the calendar year. Parent shall waive, or shall cause its Affiliate to waive, all limitations as to pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements applicable to Company Employees.

j.	Deferred Compensation Plans. Parent shall maintain, or shall cause to be maintained, the deferred compensation plans listed on Schedule 7.1(j) solely for the benefit of those individuals who have amounts payable to them thereunder as of the Closing Date, through the end of the calendar year which contains the Closing Date.

k.	No Amendment or Termination. Parent agrees that during the Benefit Protection Period, it will not make, and will not permit to be made, any amendment to a Plan or take any other action, that adversely affects a Company Employee, unless such amendment is required by Applicable Law or permitted by this Section 7.1. An amendment includes the termination of a benefit or a Plan.

l.	Required Contributions. On or prior to the Closing Date, Sellers shall make, or shall cause to be made, (i) all contributions (including, without limitation, all employer matching or other contributions and employee salary reduction contributions) to and payments from any Plan in respect of any Company Employees or Retirees (except those distributions to be made from a trust qualified under Section 401(a) of the Code) that pursuant to the Plans or in accordance with Sellers’ past practice and in the ordinary course, become due or would normally be paid prior to the Closing Date, and (ii) the contributions to the Plans set forth on Schedule 7.1(b) to be made for the 2005 plan year of such Plans, regardless of whether in accordance with Sellers’ past practice and in the ordinary course such contributions would be paid after the Closing Date.
     Section 7.2 Directors’, Managers’ and Officers’ Indemnification; Release from Liability.
a.	From and after the Closing Date for a period of six years, the provisions of the certificates of incorporation, by-laws, limited liability company operating agreements and other constitutive documents of the Company or any of the Acquired Companies concerning the elimination of liability and indemnification of directors, managers, and officers shall not be amended in any manner that would adversely affect the rights thereunder of any Person that is as of the date hereof or the Closing Date a current or former officer, manager or director of the Company and/or any Acquired Company. From and after the Closing Date for a period of six years, New Asworth and/or any Acquired Company (the “D&O Indemnitors”) shall indemnify and hold harmless each Person who is, or at the Closing Date will be, a current or former officer, manager or director of the Company and/or any Acquired Company (the “D&O Indemnitees”) against all Losses arising out of or pertaining to acts or omissions (or alleged acts or omissions) of the D&O Indemnitees, or any of them, in their capacities as such to the maximum extent permitted by Applicable Law, subject to the D&O Indemnitors’ receipt of an undertaking by such D&O Indemnitee to repay such Losses paid in advance if it is ultimately determined that such D&O Indemnitee is not entitled to be indemnified under Applicable Law; provided, however, that the D&O Indemnitors will not be liable for any settlement effected without the D&O Indemnitors’ prior written consent and will not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the D&O Indemnitees) for all D&O Indemnitees in any jurisdiction with respect to a single Proceeding, except to the extent that two or more of such D&O Indemnitees shall have conflicting interests in the outcome of, or differing defenses available with respect to, such claim, action, suit, Proceeding or investigation. To the maximum extent permitted by Applicable Law, the indemnification and related rights hereunder shall be mandatory rather than permissive, and New Asworth and/or any Acquired Company, as applicable, shall promptly advance expenses in connection with such indemnification to the extent permitted under Applicable Law. Parent shall not cause New Asworth or any of the Acquired Companies to engage in any business combination, reorganization or other extraordinary transaction which, immediately after the consummation thereof, has the effect, or could reasonably be expected to have the effect, of reducing the aggregate consolidated net worth of New Asworth and the Acquired Companies below that set forth in the Latest Capital Balance Sheet.

b.	Effective upon the Closing, Parent and New Asworth and/or any Acquired Company, and each of their respective representatives, successors and assigns (collectively, the “Releasing Parties”), shall be deemed to have remised, released and forever discharged the individuals set forth on Schedule 7.2(b) (collectively, the “D&O Released Parties”) of and from any and all claims which the Releasing Parties, or any of them, now have, ever had, or at the Closing may have, or hereafter can, shall or may have, against the D&O Released Parties, or any of them, for, upon or by reason of any matter, cause or thing whatsoever, from the beginning of time through the Closing Date; provided, however, that the Releasing Parties shall not be deemed to release any Company Employee who is a D&O Released Party for any claims arising out of any misconduct, including any violation of Applicable Law, breach of contract, breach of fiduciary duty and/or any other willful, reckless or wanton conduct by such Company Employee.
As of the Closing Date, Parent, on behalf of each of the Releasing Parties, expressly acknowledges that it has had, or has had and waived, the opportunity to be advised by independent legal counsel and hereby waives and relinquishes all rights and benefits afforded by Section 1542 of the California Civil Code (and any analogous law of any other state, locality or other jurisdiction) and does so understanding and acknowledging the significance and consequence of such specific waiver of Section 1542 which provides:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.
c.	Parent, on behalf of each of the Releasing Parties (which with respect to New Asworth and the Acquired Companies relates only to after the Closing), hereby represents, warrants and covenants to each D&O Released Party that there has not been and will not be any assignment or other transfer of any right or interest in any claims that any Releasing Party ever had, has or may have against the D&O Released Parties, and hereby agrees to indemnify and hold each D&O Released Party harmless from any claims and Losses directly or indirectly incurred by any of the D&O Released Parties as a result of any Person asserting any right or interest pursuant to any such purported assignment or transfer of any such right or interest.

d.	Parent, on behalf of each of the Releasing Parties, hereby agrees that if any Releasing Party hereafter commences (which with respect to New Asworth and the Acquired Companies relates only to any such actions taken from and after the Closing), joins in, or in any manner seeks relief through any suit arising out of, based upon, or relating to any of the claims released hereunder, or in any manner asserts again any D&O Released Party any of the claims released hereunder, then such Releasing Parties will pay to such D&O Released Party, in addition to any other Losses, direct or indirect, all attorneys’ fees incurred in defending or otherwise responding to such suit or claims.

e.	The provisions of this Section 7.2 are (i) intended to be for the benefit of, and shall be enforceable by each D&O Indemnitee, D&O Released Party and each such Person’s heirs, representatives, successors or assigns, it being expressly agreed that such Persons shall be third party beneficiaries of this Section 7.2, and (ii) in addition to, and not in substitution for, any other right to indemnification or contribution that any such D&O Indemnitee or D&O Released Party may have by contract or otherwise. Following the Closing, neither Parent nor any of New Asworth and/or any Acquired Company shall (A) amend the provisions of this Section 7.2 in a manner that would adversely affect any such third party beneficiary without the prior written consent of such third party beneficiary or (B) enter into, or permit any of its Affiliates to enter into, any merger, consolidation or similar transaction unless Parent shall have ensured that the surviving or resulting entity is creditworthy and will assume the obligations imposed by this Section 7.2. With respect to any claim by a third party beneficiary under this Section 7.2, no Releasing Party may assert by way of defense, set-off, or counterclaim, any claim against, or Losses owing by, Seller or another third party beneficiary.

f.	Parent agrees to, at Closing and from time to time thereafter, to cause New Asworth and/or any Acquired

Company to execute and deliver such other documents and instruments and take such other actions as may be reasonably requested by Sellers or any D&O Released Party or D&O Indemnitee to implement the provisions of this Section 7.2 including to confirm New Asworth’s or any Acquired Company’s release and agreement to provide indemnification as described herein.
     Section 7.3 Notice of Certain Matters. From the date hereof through the Closing, each applicable Party, upon obtaining knowledge of such matter, shall give notice to the other Parties of (a) the occurrence, or failure to occur, after the date hereof of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement or in any Exhibit or Schedule hereto to be materially untrue or inaccurate, as it relates to such Party, and (b) any failure of the Party to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Exhibit or Schedule hereto. From the date hereof through the Closing, Sellers, upon obtaining knowledge of such matter, will promptly notify the Purchaser of any material Proceeding threatened or commenced against or otherwise affecting the Company or any Acquired Company. From time to time prior to the Closing, Sellers shall have the right to supplement or amend the Disclosure Schedules with respect to any matter hereafter arising or discovered after the delivery of the Disclosure Schedules pursuant to this Agreement; provided, however, that no such supplement or amendment shall be deemed to have cured any breach of a representation or warranty that otherwise might have existed hereunder by reason of such development either for purposes of determining whether any condition of Closing set forth in Article III has been satisfied or whether the Purchaser is entitled to indemnification hereunder.
     Section 7.4 Publicity. The Parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated by this Agreement and, except as may be required by Applicable Law or any securities exchange on which the securities of a Party or an Affiliate are listed, neither Party shall issue any such press release or make any such public statement without the prior written approval of the other Party.
     Section 7.5 Post-Closing Accessa. . Except as otherwise provided in Section 9.5(a)(iv), following the Closing Date, the Purchaser shall (i) allow Sellers, upon reasonable prior notice and during regular business hours, through their employees and representatives, the right to examine and make copies of the books and records transferred to the Purchaser at the Closing for any reasonable business purpose relating to their respective businesses, including the preparation or examination of Tax Returns, regulatory filings and financial statements and the conduct of any litigation or the conduct of any regulatory, contract holder, participant or other dispute resolution whether pending or threatened, and (ii) maintain such books and records for examination and copying by Sellers for a period of not less than five years following the Closing Date; provided that after such five-year period the Purchaser shall provide Sellers with at least twenty (20) Business Days’ written notice prior to destroying or disposing of any such books and records at which time and at the option and expense of Sellers, the Purchaser shall deliver such books and records to Sellers, rather than destroying the same. Access to such books and records shall be at Sellers’ expense, and may not unreasonably interfere with the Purchaser’s or any successor company’s business operations. Sellers may retain (a) one copy of the materials included in the data room organized by Sellers in connection with the transactions contemplated by this Agreement, together with a copy of all documents referred to in such materials, (b) all internal correspondence and memoranda, valuations, investment banking presentations and bids received from others in connection with the sale of the Shares, and (c) a copy of all consolidating and consolidated financial information and all other accounting records prepared or used in connection with the preparation of the Financial Statements.
     Section 7.6 Agreement Not to Compete.
a.	Sellers hereby acknowledge and recognize the highly competitive nature of the Business, and accordingly, agree that, during and for a period of five (5) years commencing on the Closing Date, none of Sellers shall:
i.	be engaged, directly or indirectly, either for its own account, as an investor or otherwise (except as a passive investor owning less than five percent (5%) of the equity or holding less than five percent (5%) of a debt instrument in an entity) by any person, firm, corporation or enterprise engaged in the business of manufacturing, developing, selling, distributing, advertising and marketing smokeless tobacco products in the contiguous United States of America (the “Non-Competition Area”);

ii.	provide financial (except as a passive investor owning less than five percent (5%) of the equity or holding less than five percent (5%) of a debt instrument in an entity) assistance to any person, firm, corporation, or enterprise engaged in the business of manufacturing, developing, selling, distributing, advertising and marketing smokeless tobacco products in the Non-Competition Area;

iii.	directly or indirectly contact, solicit or induce any person, corporation or other entity who or which, as of the Closing Date, is a customer, supplier or distributor of the Company or any Acquired Company to become a customer, supplier or distributor of smokeless tobacco products in the Non-Competition Area for any person or entity other than New Asworth, an Acquired Company or the Purchaser; or

iv.	directly or indirectly solicit, induce or encourage any employee or officer of the Company or any Acquired Company, who is employed on the Closing Date, to leave the employ of the Company, any Acquired Company or the Purchaser, or to seek, obtain or accept employment with any person other than New Asworth, any Acquired Company or the Purchaser; provided, however, that the foregoing shall not apply to the solicitation or hiring of any employee or officer of the Company or any Acquired Company who (i) is terminated after the Closing by the Company or any Acquired Company or (ii) responds to a general advertisement for employment by Sellers or any Affiliate thereof.
b.	Sellers acknowledge and agree that money damages would not be an adequate remedy for any breach of the agreements contained in this Section 7.6 and that in addition to any other remedies available to the Purchaser, the Purchaser will be entitled to the remedies of injunctive relief, specific performance and other equitable relief for any threatened or actual breach of the agreements contained in this Section 7.6 without any requirement that the Purchaser post a bond. The Parties hereto agree that the provisions of this

Section 7.6 are reasonable. If a court determines, however, that any provision of this Section 7.6 is unreasonable, either in period of time, geographical area or otherwise, then the Parties hereto agree that the provisions of this Section 7.6 should be interpreted and enforced to the maximum extent which such court deems reasonable.
     Section 7.7 Closing Net Working Capital. No less than ten (10) days prior to the Closing Date, Sellers shall deliver to the Purchaser a statement, certified by the chief financial officer of the Company, of the Net Working Capital as of the Closing Date. Sellers covenant and agree that the Net Working Capital as of the Closing Date shall be no less than $130,000,000. Following receipt of such statement, Sellers shall, and shall cause their advisors to, consult with the Purchaser and its advisors on the calculation of Net Working Capital and shall provide or cause to be provided to the Purchaser, information reasonably requested to support the basis on which the statement was prepared. Sellers shall cooperate with the Purchaser to resolve any disputes as to such calculation prior to Closing.
     Section 7.8 Insurance Proceeds. Sellers agree that in the event of any insurance recovery related to property, casualty, or business interruption insurance relating to the Business, they will cause such recovery to remain in or be transferred to an Acquired Company. In addition, Sellers will use their commercially reasonable efforts to pursue any claims arising under such policies with respect to events occurring prior to Closing.
     Section 7.9 Performance Guarantee. Parent hereby guarantees the due and punctual performance of all of the obligations of the Purchaser under this Agreement.
ARTICLE VIII — TERMINATION
     Section 8.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:
a.	by the mutual written agreement of the Parties;

b.	by either Party by giving written notice of such termination to the other Party, if the Closing shall not have occurred on or prior to September 24, 2006 (the “Outside Date”); provided that the right to terminate this Agreement under this clause (b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

c.	by either Party if (i) any Applicable Law of a Governmental Authority of competent jurisdiction shall have been enacted, entered or promulgated prohibiting the consummation of the transactions contemplated hereby or (ii) as a result of a Proceeding a Party shall have been permanently restrained, enjoined or otherwise prohibited from consummating the transactions contemplated hereby, and such Proceeding shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement pursuant to this clause (c) shall have used commercially reasonable efforts to remove the effects of such Applicable Law or Proceeding, and such Party shall have complied with its obligations under Section 6.3;

d.	by either Party upon a material breach by the other Party of any of its obligations under this Agreement, which breach has not been cured within twenty (20) days after written notice thereof has been provided to such other Party; provided that there shall be no right to terminate if such breach was caused, in whole or in part, by a material breach by the Party seeking to terminate this Agreement pursuant to this clause (d);

e.	by Sellers, if the condition set forth in Section 3.2(a) shall have become incapable of fulfillment and is not cured within thirty (30) days after written notice thereof has been provided by the Purchaser to Sellers; or

f.	by the Purchaser, if the condition set forth in Section 3.1(a) shall have become incapable of fulfillment and is not cured within thirty (30) days after written notice thereof has been provided by Sellers to the Purchaser.
     Section 8.2 Effect of Termination. If this Agreement is terminated as permitted under Section 8.1, such termination shall be without Liability to either Party or their respective Affiliates, and following such termination neither Party shall have any Liability under this Agreement or relating to the transactions contemplated by this Agreement; provided that no such termination shall relieve any Party that has willfully breached any provision of this Agreement from Liability for such breach, and any such breaching Party shall remain fully liable for any and all Losses incurred or suffered by the other Party as a result of such breach. The provisions of Section 7.4, Article XI and the Confidentiality Agreement shall survive any termination of this Agreement and shall remain in full force and effect.
ARTICLE IX — TAX MATTERS
     Section 9.1 Prohibited Tax Election. It is agreed and understood that the Parties shall not make an election under Section 338(h)(10) of the Code in respect of the purchase and sale of the Shares pursuant to this Agreement. In addition, none of the Purchaser, the Company, the Acquired Companies or any of their Affiliates shall make any other election, file any amended return or take any other action with respect to a Pre-Closing Tax Period (other than a Straddle Period) which could adversely affect the Tax liability of Sellers or any of their Affiliates (affiliation being measured following Closing), including any indemnification obligation of Sellers under Section 9.4 or any rights of Sellers to receive amounts under Section 9.5(a)(iii), without the prior written consent of Sellers.
     Section 9.2 Tax Returns. Sellers shall prepare and file (or cause to be prepared and filed) all Tax Returns with the appropriate Governmental Authorities relating to the Company and/or the Acquired Companies for all Pre-Closing Tax Periods (other than a Pre-Closing Tax Period included in a Straddle Period) and shall pay or cause to be paid all Taxes due with respect to such Tax Returns. The Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by the Company and/or the Acquired Companies for all Post-Closing Tax Periods and Straddle Periods, and shall cause the Company and/or the Acquired Companies to pay or cause to be paid the Taxes shown to be due thereon; provided, however, Sellers shall pay or cause to be paid the portion of any Taxes due with respect to such returns attributable to a Pre-Closing Tax Period, calculated in accordance with Section 9.4(c). Sellers shall furnish to the Purchaser all information and records in their possession and reasonably requested by the Purchaser for use in preparation of any Tax Returns relating to a Straddle Period. The Purchaser shall allow Sellers to review, comment upon and reasonably approve without undue delay any Straddle Period Tax Returns beginning at least forty-five (45) days before the filing of Straddle Period Tax Returns. To the extent that a Straddle Period could be eliminated for such period by the filing of separate Tax Returns by Purchaser, Sellers, the Company, or any Acquired Company, such separate Tax Returns shall be filed. The Purchaser shall not be entitled to file a Tax Return for the Company or any Acquired Company for any Pre-Closing Tax Period (other than a Straddle Period) in any jurisdiction in which the Sellers have not filed a Tax Return.
     Section 9.3 Tax Cooperation. Sellers and the Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns and in resolving all inquiries, disputes and audits (including any Tax Claim) with respect to Taxes of the Company and the Acquired Companies for any Pre-Closing Tax Period and for any Straddle Period. Such cooperation and assistance shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such inquiry, audit, dispute, litigation or other Proceeding and making employees available on a mutually convenient basis to execute Tax Returns, provide additional information and explanation of any material provided hereunder or to testify at any Proceeding. Each Party agrees, and Purchaser agrees to cause the Company and each Acquired Company, (i) to retain all books and records with respect to Tax matters relating to any Pre-Closing Tax Period or Straddle Period until the expiration of the statute of limitations (and, to the extent notified by the other Party, any extensions thereof), and to abide by all record retention agreements entered into with any Governmental Authority, and (ii) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records; provided further that, in the event of such notice, if a Party so requests, the other Party shall, and Purchaser shall cause the Company and each Acquired Company to, allow the other Party to take possession of such books and records. Sellers shall be entitled to retain copies of all Tax Returns filed by the Company or the Acquired Companies for all Pre-Closing Tax Periods. The Parties further agree to use their best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated by this Agreement). In the event of a determination for any Pre-Closing Tax Period that the S Election of the Company is invalid or that the status of the Company as an S Corporation is otherwise subject, for any reason, to termination for such Pre-Closing Tax Period, the Parties shall cooperate in seeking approval from the IRS pursuant to Code Sections 1362(b)(5) or 1362(f) to retain the Company’s S Corporation status for any such Pre-Closing Tax Period.
     Section 9.4 Tax Indemnification.
a.	Subject to the terms and conditions of this Article IX, from and after the Closing, Sellers shall cause Remainco to enter into a joinder agreement at the Closing pursuant to which Remainco shall agree to become a party to this Agreement to indemnify, defend and hold harmless the Purchaser Indemnitees as provided in Section 10.6 from and against all Liability for (i) Taxes of the Company or the Acquired Companies (other than Purchaser Taxes) for all Pre-Closing Tax Periods, including, without limitation, (ii) any Taxes of the Company or the Acquired Companies imposed under Sections 1374 or 1375 of the Code, (iii) Taxes arising from or relating to the Preliminary Transactions, (iv) without duplication, any Losses resulting from any breach of any of the representations and warranties contained in Sections 4.9(k) and 4.17 (determined for purposes of this Section 9.4 without reference to any qualification in such representation or warranty of materiality, Material Adverse Effect, substantial compliance or dollar threshold) and (v) without duplication, all Losses arising from a breach by the Sellers of any covenant contained in this Article IX. Such Taxes shall not include Taxes or the amount of such Taxes paid by the Company and the Acquired Companies at or prior to the Closing or paid by Sellers or any of their Affiliates (other than the Company or the Acquired Companies) at any time. Notwithstanding anything to the contrary in this Agreement, neither Sellers nor Remainco shall be liable for or pay for (i) any Taxes that are imposed on the Company or any Acquired Company as a result of actions taken or elections made by the Purchaser, the Company or any Acquired Company after the Closing Date (collectively, “Purchaser Taxes”), including elections under Section 338(g) of the Code or Treasury Regulation § 301.7701-3 or (ii) any Taxes subject to indemnification by the Purchaser under this Section 9.4. Liability for Taxes includes any Tax payment as a result of a settlement, agreed order, closing agreement, or other similar compromise.

b.	Subject to the terms and conditions of this Article IX, from and after the Closing Date, the Purchaser shall indemnify, defend and hold harmless the Seller Indemnitees from and against all Liability for (i) Taxes of the Company and each Acquired Company for any Post-Closing Tax Period; (ii) Purchaser Taxes; and (iii) all Losses arising from a breach by the Purchaser or its Affiliates of any covenant contained in this Article IX.

c.	In the case of any Straddle Period:
i.	With respect to taxes that are levied on a per diem basis (“Per Diem Taxes”), the amount of such Taxes that will be treated as attributable to a Pre-Closing Tax Period shall be equal to the amount of such Per Diem Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Period; and

ii.	With respect to all Taxes other than Per Diem Taxes, the amount of such Taxes that will be treated as attributable to a Pre-Closing Tax Period shall be equal to the amount of such Tax that would have been due if the relevant Straddle Period ended as of the day immediately prior to the Closing Date, and such date was the last day of a hypothetical Tax period ending on such date.
d.	Taxes relating to a Pre-Closing Tax Period that include a penalty for failure to participate in a Tax amnesty program, any voluntary compliance program, or failure to report any reportable or listed transaction required by any Governmental Authority, or any similar program or requirement, shall be reimbursed, paid, and indemnified to the Purchaser by Sellers.

e.	The indemnity under this Article IX shall be payable solely by Remainco as set forth in Section 10.6.

     Section 9.5 Procedures Relating to Indemnification of Tax Claims.
a.	If an inquiry, an audit or a claim shall be initiated by any Tax authority which, if successful, might result in an indemnity payment pursuant to Section 9.4, the Indemnified Party shall notify the Indemnifying Party within ten (10) Business Days of such claim (a “Tax Claim”); provided, however, that the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party has actually been prejudiced as a result of such failure, and the amount of reimbursement to which the Indemnified Party is entitled shall be reduced by the amount, if any, by which the Indemnified Party’s Losses would have been less had such notice of Tax Claim been timely delivered.
i.	With respect to any Tax Claim relating to a Pre-Closing Tax Period (other than a Pre-Closing Period that is a part of a Straddle Period), Sellers shall have the exclusive right, subject to Purchaser’s opportunity to review and comment, to control all inquiries, audits or Proceedings and may make all decisions taken in connection with such Tax Claim, including all decisions to grant or deny any waiver or extension of the applicable statute of limitation. Sellers’ direction of these proceedings shall be at Sellers’ own expense; provided, however, that Sellers may not settle, compromise or take any other action with respect to a Tax Claim that results in any increased Tax Liability or reduction of any Tax Asset of the Purchaser or the Purchaser’s tax group without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed.

ii.	The Purchaser shall control all Proceedings with respect to any Tax Claim relating to any Straddle Period and any other Post-Closing Tax Period (whether or not it is part of a Straddle Period). Sellers shall have the right to participate in the defense of any Tax Claim relating to a Straddle Period for which they have an indemnity obligation under Articles IX or X, and shall have the right to employ professional advisors and counsel, at Seller’s own expense, separate from the professional advisors and counsel employed by the Purchaser. Both the Purchaser and Sellers shall in good faith cooperate with one another with respect to any such Tax Claims, and the Purchaser shall not unreasonably reject any suggestions made by Sellers with respect to such Tax Claims. Such cooperation shall include the retention and (upon Sellers’ request) the provision to Sellers of records and information that are reasonably relevant to such Tax Claims (including copies of all protests, pleadings, briefs, filings, correspondence and similar materials relative to such Tax Claims), making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and cooperating and assisting in the investigation, defense and resolution of such Tax Claims. The Purchaser’s direction of these Proceedings shall be at the Purchaser’s own expense; provided however, that the Purchaser may not settle, compromise or tax any other action with respect to a Tax Claim that results in any increased Tax Liability or reduction of any Tax Asset of the Sellers without the prior written consent of Sellers, which shall not be unreasonably withheld or delayed.

iii.	The Persons bearing the Liability or obligation to indemnify for any Taxes described under Section 9.4 shall be entitled to any refunds or credits of such Taxes. The Purchaser shall cause the Company and the Acquired Companies to promptly pay to Sellers any refunds or credits that are received or used in any manner by the Purchaser, the Company and/or the Acquired Companies and are due to Sellers pursuant to the terms of this Section 9.5(a)(iii), and the Sellers shall promptly pay to the Purchaser any refunds or credits that are received or used by Sellers and are due the Purchaser pursuant to the terms of this Section 9.5(a)(iii).
     Section 9.6 Coordination With Article X. Notwithstanding anything in this Agreement to the contrary, the recourse of any Purchaser Indemnitee for any and all Losses relating to or arising from Tax matters, including those set forth in Sections 4.9(k) and 4.17 or this Article IX shall be controlled by this Article IX rather than Article X. In the event the provisions of Sections 9.4 or 9.5 and the provisions of Article X conflict or otherwise each apply by their terms, Sections 9.4 or 9.5, as applicable, shall exclusively govern all matters concerning Taxes; provided that the survival periods, limitations on any indemnification obligations, procedures and other terms set forth in Sections 10.1, 10.2, 10.5, and 10.6 shall apply in any event.
     Section 9.7 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and any conveyance fees or recording charges (collectively, “Transfer Taxes”) incurred in connection with the Preliminary Transactions will be paid by Sellers when due. All Transfer Taxes incurred in connection with the purchase of the Shares as provided in Section 2.1 of this Agreement shall be shared equally by the Purchaser and Sellers. Sellers and Purchasers shall cooperate in the filing of all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.
ARTICLE X — INDEMNIFICATION
     Section 10.1 Survival of Representations and Warranties and Covenants. The representations, warranties and covenants of the Parties contained in this Agreement shall survive the Closing for the applicable period set forth in this Section 10.1, and any and all claims and causes of action for indemnification under Article IX (whether or not arising out of an inaccuracy or breach of any representation, warranty or covenant of the Party) and this Article X arising out of the inaccuracy or breach of any representation, warranty or covenant of a Party must be made prior to the termination of the applicable Survival Period. The Parties agree that all of the representations, warranties and covenants of the Parties contained in this Agreement and any and all claims and causes of action for indemnification under Article IX and this Article X shall survive as follows:
a.	the representations and warranties set forth in Sections 4.1, 4.2, 4.3, 4.4 and 4.5 shall survive the Closing indefinitely;

b.	the representations and warranties set forth in Sections 4.9(k), 4.13, 4.17 and 4.18, and the indemnities provided in Sections 9.4 and 9.5, shall survive the Closing until the date three months after the later of expiration of the statute of limitations relevant to the applicable representation or the conclusion of any challenge by a Governmental Authority (the “Extended Survival Period”); and

c.	all other representations, warranties, covenants and agreements set forth in this Agreement shall survive the Closing until the second anniversary of the Closing unless, in the case of covenants or agreements, a specified survival period is otherwise set forth in this Agreement(in which case such specified date will control)(the “General Survival Period” and the Extended Survival Period, each a “Survival Period” and collectively the “Survival Periods”).
     Notwithstanding the foregoing: (i) any obligations to indemnify, defend and hold harmless pursuant to Sections 10.2(a), (b) and (c) shall not terminate with respect to any item as to which the Indemnified Party shall have, before the expiration of the applicable Survival Period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) to the Indemnifying Party in accordance with Section 10.3; and (ii) this Section 10.1 shall not limit any covenant or agreement of the Parties which contemplates performance after the Closing.
     Section 10.2 Obligation to Indemnify.
a.	Subject to the limitations set forth in this Article X, if the Closing occurs, the LLC Seller agrees, and the Trust Sellers agree to cause each Trust, jointly and severally, to indemnify, defend and hold harmless the Purchaser and its directors, officers, employees, Affiliates, successors, permitted assigns, agents and representatives (collectively, the “Purchaser Indemnitees”) from and against all Losses resulting from: (i) any breach of any of the representations and warranties contained in Article IV (other than the representations and warranties in Sections 4.9(k) and 4.17; provided, however, that in determining whether and the extent to which the Purchaser Indemnitees are entitled to indemnification, all references in any representation or warranty to materiality, Material Adverse Effect, substantial compliance or dollar threshold shall be ignored and, provided, further, that Sections 4.9(k) and 4.17 are only subject to the indemnification provisions of Sections 9.4 and 9.5;

and (ii) any breach of any of the covenants and agreements of Sellers contained in this Agreement; provided, however, that no Shareholder shall be liable for any Losses arising out of a breach of the representation and warranty contained in Section 4.1 relating to the Shares of another Shareholder. The indemnification obligations of the Shareholders for Losses pursuant to clauses (a)(i) and (a)(ii) of this Section 10.2 shall be payable by the Shareholders solely out of the Escrow Amount pursuant to the Escrow Agreement, which shall be the sole and exclusive source of payment for any such indemnification obligation, except for any Loss resulting from the breach of a representation or warranty set forth in Sections 4.1, 4.2, 4.3, 4.4 and 4.5 which, after the entire Escrow Amount has been disbursed pursuant to the Escrow Agreement, shall also entitle a Purchaser Indemnitee to indemnification from Remainco as provided in Section 10.6 hereof.

b.	Subject to the limitations set forth in this Article X, if the Closing occurs, Sellers shall cause Remainco to enter into a joinder agreement at the Closing pursuant to which Remainco shall agree to become a party to this Agreement solely to indemnify, defend and hold harmless the Purchaser Indemnitees as provided in Section 10.6 from and against all Losses resulting from (i) any Excluded Assets or Excluded Liabilities (other than Taxes for Pre-Closing Tax Periods that constitute Excluded Liabilities, which Taxes are the subject of Sections 9.4 and 9.5) and (ii) any Indebtedness, to the extent not taken into account in calculating the Net Working Capital pursuant to Section 7.7.

c.	Subject to the limitations set forth in this Article X, and except as otherwise provide in Sections 9.4 and 9.5 with respect to Taxes, if the Closing occurs, the Purchaser agrees to indemnify, defend and hold harmless each Seller, the Trusts and their Affiliates as well as their respective directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Seller Indemnitees”), from and against all Losses resulting from: (i) any breach of any of the representations and warranties contained in Article V; provided, however, that in determining whether and the extent to which the Seller Indemnitees are entitled to indemnification, all references in any representation or warranty to materiality, material adverse effect, substantial compliance or dollar threshold shall be ignored; (ii) any breach of any of the covenants and agreements of the Purchaser contained in this Agreement; and (iii) the operations of New Asworth or the Acquired Companies after the Closing Date.

d.	Except with respect to breaches of Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.9(k), and 4.17, the aggregate amount for which the Shareholders shall be liable under Section 10.2(a)(i) shall in no event exceed the Escrow Amount. Except with respect to breaches of Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.9(k) and 4.17, the Shareholders shall be required to indemnify the Purchaser Indemnitees pursuant to Section 10.2(a)(i) only if the aggregate Losses incurred by the Purchaser Indemnitees in connection with such subsection exceeds $15,000,000 (the “Threshold”), in which event, the Purchaser Indemnitees shall be indemnified to the full extent of their Losses. For the avoidance of doubt, none of the restrictions set forth in this Section 10.2 shall apply to the indemnification obligations of Seller set forth in Section 10.2(b)(ii). In calculating the amount of Losses of the Purchaser Indemnitees, all Losses which individually total less than $50,000 shall be excluded in their entirety (and such items shall not be aggregated for purposes of calculating the Threshold), and the Purchaser Indemnitees shall not have any recourse against the Shareholders for such Losses.

e.	The aggregate amount for which the Purchaser shall be liable under Section 10.2(c)(i) hereof shall in no event exceed $150,000,000. The Purchaser shall be required to indemnify the Seller Indemnitees pursuant to Section 10.2(c)(i) hereof only if the aggregate Losses incurred by the Seller Indemnitees in connection with such subsection exceeds the Threshold, in which event, the Seller Indemnitees shall be indemnified to the full extent of their Losses. In calculating the amount of Losses of the Seller Indemnitees, all Losses which individually total less than $50,000 shall be excluded in their entirety (and such items shall not be aggregated for purposes of the prior sentence), and the Seller Indemnitees shall not have any recourse against the Purchaser for such Losses.

f.	Notwithstanding anything herein to the contrary, no Person shall, in any event, be liable under Sections 9.4 or 9.5 or this Article X to any other Person for any consequential, incidental, indirect, special or punitive damages of such other Person, including loss of future revenue, income or profits, diminution of value or loss of business reputation or opportunity relating to the breach or alleged breach hereof.

g.	The Shareholders and Remainco shall have no Liability under Sections 9.4 or 9.5 or this Article X to the Purchaser Indemnitees in respect of any Losses to the extent that:
i.	provision or reserve in respect of any Liability or other matter giving rise to the Loss (or any part thereof) was made in the Audited Financial Statements or the Unaudited Financial Statements;

ii.	the Loss (or any part thereof) would not have arisen but for an act, omission or transaction on the part of or carried out by the Purchaser or any Affiliate of the Purchaser (including New Asworth and the Acquired Companies after the Closing);

iii.	the Loss in question arises, or is increased, as a result of a change after the Closing in any accounting policy, any Tax reporting practice or the length of any accounting period for Tax purposes of New Asworth or the Acquired Companies; or

iv.	the Loss (or any part thereof) in question arises from or relates to (a) any product Liability arising from the research, development, manufacture, sale, advertising, distribution, consuming, marketing or use of smokeless tobacco products or (b) the MSA.
h.	The amount of any Losses under Sections 9.4 or 9.5 or this Article X sustained by a Purchaser Indemnitee or a Seller Indemnitee shall be reduced by any amount received by such Purchaser Indemnitee or Seller Indemnitee with respect thereto under any insurance coverage or from any other Party alleged to be responsible therefor, and by the amount of any Tax benefit actually realized with respect to the Loss. The Purchaser Indemnitees and the Seller Indemnitees shall use commercially reasonable efforts to collect any amounts available under such insurance coverage and from such other Party alleged to have responsibility with respect to the Loss. If a Purchaser Indemnitee or Seller Indemnitee realizes a Tax benefit or receives an amount under insurance coverage or from such other Party with respect to Losses sustained at any time subsequent to any indemnification payment pursuant to Sections 9.4 or 9.5 or this Article X, then such Purchaser Indemnitee or Seller Indemnitee shall promptly reimburse the applicable Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification up to such amount realized or received by the Purchaser Indemnitee or Seller Indemnitee, as applicable.

i.	Upon making any indemnification payment under Sections 9.4 or 9.5 or this Article X, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the payment relates; provided, however, that until the Indemnified Party recovers full payment of its Loss, any and all claims of the Indemnifying Party against any such third party on account of said payment are hereby made expressly subordinated and subjected in right of payment to the Indemnified Party’s rights against such third party. Without limiting the generality of any other provision hereof, each such Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation and subordination rights.

j.	Neither Sellers or Remainco, on the one hand, nor the Purchaser, on the other hand, shall have any right to set off any Losses under Sections 9.4 or 9.5 or this Article X against any payments to be made by such Party or Parties pursuant to this Agreement or any other agreement among the Parties.

k.	Notwithstanding anything to the contrary in this Agreement, Sellers’ indemnification obligation under

Article X in respect of Remedial Action is subject to the provisions of this Section 10.2(k). Sellers shall be responsible for the cost of Remedial Action only to the extent necessary to reasonably comply with the remediation or compliance standard consistent with the industrial/commercial use of the property as intended to be used as of the Closing Date, which standard will be reasonable if acceptable to the applicable Governmental Authorities. Sellers shall not be responsible for those costs incurred in connection with a Remedial Action to the extent such costs arise from or are exacerbated by actions of Purchaser after the Closing Date. Further, Sellers shall not be responsible for costs incurred in connection with a Remedial Action unless such Remedial Action is (i) required by a Governmental Authority acting pursuant to Environmental and Safety Requirements; (ii) required to respond to a judgment or an order in a third party claim or action; (iii) required to respond to a condition discovered in connection with the normal day-to-day operation of a facility or a facility expansion or demolition actually implemented by Purchaser where such Remedial Action is necessary to permit such operation, expansion or demolition; or (iv) required to respond to a condition which presents a substantial endangerment to human health; provided that Sellers shall have no Liability or responsibility for any of the matters described in the immediately preceding clauses (i) through (iv) to the extent that such matter arises from product Liability due to the research, development, manufacture, sale, advertising, distribution, consuming, marketing or use of smokeless tobacco products.

l.	The provisions of this Section 10.2 are (i) intended to be for the benefit of, and shall be enforceable by each of the Purchaser Indemnitees or Seller Indemnitees, as applicable, and each such Person’s heirs, representatives, successors or assigns, it being expressly agreed that such Persons shall be third party beneficiaries of this Section 10.2.
     Section 10.3 Claims Notice. In the event that either a Purchaser Indemnitee or a Seller Indemnitee wishes to assert a claim for indemnification hereunder (other than indemnification for a Tax Claim under Article IX which shall be governed by Article IX), such Party seeking indemnification (the

“Indemnified Party”) shall deliver written notice (a “Claims Notice”) to the other Party (the “Indemnifying Party”) no later than fifteen (15) Business Days after written notice of such claim is delivered to the Indemnified Party, specifying in reasonable detail (to the extent known) the facts constituting the basis for, and the amount (if known) of, the claim asserted. Failure to deliver a Claims Notice with respect to a claim in a timely manner as specified in the preceding sentence shall not be deemed a waiver of the Indemnified Party’s right to indemnification hereunder for Losses in connection with such claim except to the extent the Indemnifying Party shall have been actually and materially prejudiced as a result of such failure.
     Section 10.4 Right to Contest Claims of Third Parties.
a.	Except as provided in Article IX, the Indemnifying Party shall have the right, but not the obligation, upon written notice to the Indemnified Party within twenty (20) Business Days following receipt of notice thereof, to investigate, contest, assume the defense of or settle any claim or demand made, or any action, Proceeding or investigation instituted, by any Person not a party to this Agreement (a “Third Party Claimant”) that may result in a Loss with respect to which the Indemnified Party would be entitled to indemnification pursuant to this Article X (a “Third Party Claim”); provided that the Indemnified Party may, at its option and at its own expense, participate in the investigation, contesting, defense or settlement of any such Third Party Claim through representatives and counsel of its own choosing; and, provided further, that the Indemnifying Party shall not settle any Third Party Claim unless (i) such settlement is on exclusively monetary terms and the Indemnifying Party shall pay or cause to be paid all amounts arising out of such settlement either concurrently or with the effectiveness thereof, (ii)such settlement includes a complete and irrevocable general release executed by all Persons who brought such Third Party Claim, which release shall release the Indemnified Party from any Liability, or (iii) the Indemnified Party shall have consented in writing to the terms of such settlement, which consent shall not be unreasonably withheld or delayed. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the

Indemnified Party for any period during which the Indemnifying Party has failed to assume the defense thereof and for any period during which the interests of the Indemnifying Party and Indemnified Party may conflict, giving rise to the right of the Indemnified Party to employ counsel of its own choosing. Whether or not the Indemnifying Party shall have assumed the defense of such Third Party Claim, the Indemnified Party shall not settle, compromise or pay any Third Party Claim for which it seeks indemnification hereunder without the prior written consent of the Indemnifying Party.

b.	The Indemnifying Party shall be entitled to participate in (but not to control) the defense of any Third Party Claim which it has not elected to assume the defense of with its own counsel and at its own expense.

c.	The Purchaser and each Seller or Remainco, as applicable, shall make mutually available to each other all relevant information in their possession relating to any Third Party Claim (except to the extent that such action would result in a loss of attorney client privilege) and shall cooperate with each other in the defense thereof.
     Section 10.5 Indemnification Payments. Any payment under Sections 9.4 or 9.5 or Article X shall be treated as an adjustment to the Purchase Price for Tax purposes and shall be made by wire transfer of immediately available funds to such account or accounts as the Indemnified Party shall designate to the Indemnifying Party in writing or as set forth in the Escrow Agreement.
     Section 10.6 Satisfaction of Remainco Indemnification Obligations. Remainco shall, subject to the terms of Schedule 10.6, provide for the indemnification set forth in Sections 9.4 and 10.2(b).
     Section 10.7 Exclusivity. In the absence of fraud, following the Closing, the indemnities provided for in Article IX and Article X shall be the exclusive remedies of the Parties and their respective officers, directors, employees, Affiliates, agents, representatives, successors and assigns for any breach of or inaccuracy in any representation or warranty, any breach, non-fulfillment or default in the performance of any of the covenants or agreements contained in this Agreement and any

Excluded Liabilities, and the Parties shall not be entitled to rescission of this Agreement or to any further contract, tort or indemnification rights or claims of any nature whatsoever in respect thereof.
ARTICLE XI — MISCELLANEOUS
     Section 11.1 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally (by courier or otherwise), telegraphed, telexed, emailed, sent by facsimile transmission or sent by certified or registered mail, postage prepaid and return receipt requested, or by express mail. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed, emailed or sent by facsimile transmission or, if mailed, three days after the date of deposit in the United States mails, as follows:
a.	if to Sellers or for purposes of Article X, Remainco:

c/o The Pritzker Organization, LLC 71 S. Wacker Drive, Suite 4700 Chicago, IL 60606 Attn: John Stellato Telecopier No.: (312) 873-4983 email: jstellato@pritzkerorg.com

With a concurrent copy to:

Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, NY 10022 Attn: Barry A. Bryer, Esq. Telecopier No.: (212) 751-4864 email: barry.bryer@lw.com

b.	If to Parent or the Purchaser:

Reynolds American Inc. 410 North Main Street Winston-Salem, NC 27101 Attn: General Counsel Telecopier No.: (336) 741-2998 email: blixtc@rjrt.com

With a concurrent copy to:

Jones Day
222 East 41st Street
New York, NY 10017
Attn: Jere R. Thomson, Esq.
Telecopier No.: (212) 755-7306
email: jrthomson@jonesday.com
     Any Party may, by notice given in accordance with this Section 11.1 to the other Party, designate another address or person for receipt of notices hereunder; provided that notice of such a change shall be effective upon receipt.
     Section 11.2 Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to its conflict of laws principles.
     Section 11.3 Consent to Jurisdiction; Venue. Each Party to this Agreement irrevocably submits to the non-exclusive jurisdiction of and venue in the courts of the State of Delaware and of the United States sitting in the County of New Castle, Delaware for the purposes of any suit, action or other Proceeding arising out of this Agreement, the other Transaction Documents or any transaction contemplated hereby or thereby, and waives any objection based on forum non conveniens. Each Party further agrees that service of any process, summons, notice or document by certified or registered mail to such Party’s respective address set forth above shall be effective service of process for any action, suit or Proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 11.3.
     Section 11.4 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     Section 11.5 Attorneys’ Fees. If any Proceeding is brought by one Party against another Party, the party succeeding or prevailing in whole shall be entitled to recover its reasonable attorneys fees and other costs incurred in that action or Proceeding, in addition to any other relief to which it may be entitled. In all other Proceedings each Party shall pay its own fees and expenses.
     Section 11.6 Transaction Expenses. Whether or not the transactions contemplated by this Agreement are consummated,

each Party shall pay its own fees and expenses incident to the negotiation, preparation, execution, delivery and performance hereof, including the fees and expenses of its counsel, accountants and other representatives.
     Section 11.7 Entire Agreement. This Agreement and the other Transaction Documents (including any additional agreements contemplated hereby or thereby and the Disclosure Schedules) contain the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements, written or oral, with respect thereto other than the Confidentiality Agreement, which shall survive and remain in full force and effect according to its terms.
     Section 11.8 Waivers and Amendments; Non Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by each of the Parties or, in the case of a waiver, by the Party waiving compliance. Except as provided in Article X, no delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any Party may otherwise have at law or in equity.
     Section 11.9 Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances. Upon such determination that any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

     Section 11.10 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Party (in whole or in part) without the prior written consent of the other Party.
     Section 11.11 Interpretation.
a.	For purposes of this Agreement, the words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole unless otherwise indicated. Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. All terms defined herein in the singular shall have the same meaning when used in the plural; all terms defined herein in the plural shall have the same meaning when used in the singular.

b.	With regard to each and every term and condition of this Agreement, the Parties understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which Party actually prepared, drafted or requested any term or condition of this Agreement.

c.	All references herein to Articles, Sections, subsections, paragraphs, subparagraphs and clauses shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

d.	All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

e.	The words “include” and “including” and variations thereof shall not be deemed terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

f.	All financial accounting terms not specifically defined herein shall be construed in accordance with GAAP.

g.	For purposes of this agreement, the word “primarily” shall mean used for the specified purpose to a greater extent than for any other purpose.
     Section 11.12 No Third Party Beneficiaries. Except as set forth in Section 7.2 and Section 10.2, nothing in this Agreement is intended or shall be construed to give any Person, other than the Parties, their successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.
     Section 11.13 Trustee Exculpation. Each trustee executing this Agreement is executing the same solely in his capacity as a trustee of one or more of the Trusts. All obligations and liabilities of any trustee executing this Agreement shall be satisfied solely out of the assets of the trust or trusts on whose behalf such trustee is executing this Agreement, and such trustee shall not be personally liable for the satisfaction of any of such obligations or liabilities as a result of his execution of this Agreement.
     Section 11.14 Counterparts. This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.
     Section 11.15 Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.
     Section 11.16 Available Remedies. Each Party expressly agrees that, consistent with its intention and agreement to be bound by the terms of this Agreement and to consummate the transactions contemplated hereby, subject only to the performance or satisfaction of the conditions precedent, the remedy of specific performance shall be available to a non-breaching and non-defaulting Party to enforce performance of this Agreement by a breaching or defaulting Party, including, without limitation, to require the consummation of the Closing pursuant to Section 2.3. It is understood and agreed that injury and damages incurred by any non-breaching and non-defaulting Party due to the breach or default of the other Party would be irreparable and not adequately compensable by monetary damages. Consequently, the non-breaching and non-defaulting Party will not have an adequate remedy at law for any failure by a breaching or defaulting Party to perform its obligations hereunder to consummate the transactions contemplated hereby.

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     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

The Trusts Identified on Schedule 1, attached hereto
By:	/s/ Thomas J. Pritzker
Thomas J. Pritzker, not individually, but solely as co-trustee of each of those separate and distinct trusts listed on Schedule 1

By:	/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely as co-trustee of each of those separate and distinct trusts listed on Schedule 1

By:	/s/ Karl J. Breyer
Karl J. Breyer, not individually, but solely as
co-trustee of each of those separate and distinct trusts listed on Schedule 1

GP INVESTOR, L.L.C.
By:	FLP Trust #10, its sole member

By:	/s/ Thomas J. Pritzker
Thomas J. Pritzker, not individually, but solely as co-trustee of FLP Trust #10

By:	/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely as co-trustee of FLP Trust #10

By:	/s/ Karl J. Breyer
Karl J. Breyer, not individually, but solely as
co-trustee of FLP Trust #10

REYNOLDS AMERICAN INC.
By:	/s/ Charles A. Blixt
	Name:	Charles A. Blixt
	Title:	Executive Vice President, General Counsel and Assistant Secretary

PINCH ACQUISITION CORPORATION
By:	/s/ Charles A. Blixt
	Name:	Charles A. Blixt
	Title:	President